UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

EXPLANATORY NOTE

We are amending our Form 6-K for the month of November 2019 furnished to the SEC on November 13, 2019 (the “Original Form 6-K”) and containing Cosan Limited’s Interim Consolidated Financial Statements as of and for the nine-month periods ended September 30, 2019 and 2018 solely to correct the date on the auditors’ report. No other changes have been made to the Original Form 6-K.

Cosan Limited

Interim consolidated financial statements

September 30, 2019 and 2018

Independent Auditors’ Report on Review of Interim Financial Information

To the Management, Board of Directors and Shareholders of

Cosan Limited

Bermudas

Introduction

We have reviewed the accompanying September 30, 2019 consolidated interim financial information of Cosan Limited (“the Company”), which comprises the consolidated statement of financial position as at September 30, 2019 and the respective consolidated statements of profit or loss and comprehensive income for the three and nine-month periods then ended and the consolidated statements of changes in equity and cash flows for the nine-month period ended September 30, 2019, and the notes to the interim financial information.

Management is responsible for the preparation and presentation of this consolidated interim financial information in accordance with IAS 34, ‘Interim Financial Reporting. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of Review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying September 30, 2019 consolidated interim financial information do not present fairly, in all material respects, the financial position, financial performance and cash flows of the entity in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, November 13, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	5.1	6,413,071	3,621,798
Marketable securities	5.2	2,353,433	4,202,835
Trade receivables	5.3	2,024,831	1,545,643
Derivative financial instruments	5.8	178,342	181,815
Inventories	7	806,252	716,290
Receivables from related parties	5.4	57,353	44,680
Income tax receivable		110,349	279,157
Other current tax receivable	6	976,062	796,199
Dividends receivable		34,339	27,320
Other financial assets	5.9	473,203	—
Other current assets		408,776	543,853

Total current assets		13,836,011	11,959,590
Trade non-current receivables	5.3	29,707	42,549
Restricted cash	5.2	155,417	115,124
Deferred tax assets	13	1,560,885	1,540,693
Receivables from related parties	5.4	192,873	90,390
Income taxes receivable		230,408	260,330
Other non-current tax receivable	6	863,718	851,492
Judicial deposits	14	956,013	878,807
Derivative financial instruments	5.8	4,153,727	2,367,042
Other non-current assets		707,193	407,916
Investments in associates	8.1	383,760	378,519
Investments in joint ventures	9	7,558,291	8,077,907
Right-of-use assets	10.3	4,490,576	—
Property, plant and equipment	10.1	11,927,772	12,417,822
Intangible assets and goodwill	10.2	16,880,436	16,972,535

Total non-current assets		50,090,776	44,401,126

Total assets		63,926,787	56,360,716

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais – R$)

	Note	September 30, 2019	December 31, 2018
Liabilities
Loans, borrowings and debentures	5.5	3,378,585	2,115,305
Leases	5.6	548,618	120,491
Derivative financial instruments	5.8	77	3,880
Trade payables	5.7	2,197,873	1,923,920
Employee benefits payable		393,858	339,968
Income tax payables		378,554	36,164
Other taxes payable	12	447,616	245,587
Dividends payable		21,015	187,415
Concessions payable	11	9,392	28,797
Payables to related parties	5.4	416,805	355,971
Deferred revenue		7,606	9,473
Other financial liabilities		445,612	455,702
Other current liabilities		299,401	418,145

Total current liabilities		8,545,012	6,240,818
Loans, borrowings and debentures	5.5	23,629,373	20,459,008
Leases	5.6	4,076,492	432,859
Preferred shareholders payable in subsidiaries		744,455	1,097,490
Derivative financial instruments	5.8	55,909	21,834
Other taxes payable	12	155,484	154,599
Provision for legal proceedings	14	1,436,042	1,363,168
Concessions payable	11	3,375,035	3,179,771
Post-employment benefits	22	598,090	579,870
Deferred tax liabilities	13	3,971,658	4,093,019
Deferred revenue		37,525	42,044
Other non-current liabilities		701,478	726,880

Total non-current liabilities		38,781,541	32,150,542

Total liabilities		47,326,553	38,391,360

Shareholders’ equity	15
Share capital		5,328	5,328
Additional paid-in capital		1,348,070	3,112,274
Accumulated other comprehensive loss		(819,509)	(587,173)
Retained earnings		4,957,905	4,083,974
Equity attributable to:
Owners of the Company		5,491,794	6,614,403
Non-controlling interests	8.2	11,108,440	11,354,953

Total shareholders’ equity		16,600,234	17,969,356

Total shareholders’ equity and liabilities		63,926,787	56,360,716

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Net sales	17	5,731,188	15,524,259	4,778,417	12,396,336
Cost of sales	18	(3,764,806)	(10,711,479)	(3,406,199)	(8,832,176)

Gross profit		1,966,382	4,812,780	1,372,218	3,564,160

Selling expenses	18	(300,649)	(832,575)	(255,186)	(747,787)
General and administrative expenses	18	(336,025)	(877,207)	(242,555)	(692,260)
Other income (expenses), net	19	536,694	535,010	(44,706)	(88,226)

Operating expenses		(99,980)	(1,174,772)	(542,447)	(1,528,273)

Profit before equity in earnings of investees, financial results and taxes		1,866,402	3,638,008	829,771	2,035,887

Interest in earnings of associates	8.1	9,689	(10,023)	1,391	17,028
Interest in earnings of joint ventures	9	148,185	510,428	84,089	432,202

Equity in earnings of investees		157,874	500,405	85,479	449,230
Finance expense		(842,444)	(2,772,617)	(925,992)	(1,938,293)
Finance income		212,017	530,887	179,977	527,068
Foreign exchange, net		(939,035)	(831,922)	(408,650)	(1,876,386)
Derivatives		1,081,239	1,747,049	631,001	1,499,434

Finance results, net	20	(488,223)	(1,326,603)	(523,664)	(1,788,177)
Profit before taxes		1,536,053	2,811,810	391,586	696,940

Income tax (expenses), benefits	13
Current		(403,822)	(809,301)	(109,297)	(93,110)
Deferred		16,327	83,141	5,630	(93,291)

		(387,495)	(726,160)	(103,667)	(186,401)
Profit for the period		1,148,558	2,085,650	287,919	510,539

Cosan Limited

Consolidated statement of profit or loss and other comprehensive income

(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit plan		(2)	(2)	—	(1,042)

		(2)	(2)	—	(1,042)
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect		3,698	(48,548)	(55,920)	(275,943)
Gain / (loss) on cash flow hedge in joint ventures		(98,357)	(250,277)	(28,983)	(112,937)
Changes in fair value of financial assets		28	103	42	95

		(94,633)	(298,724)	(84,861)	(388,785)
Total other comprehensive (loss) income, net of tax		(94,631)	(298,724)	(84,861)	(389,827)

Total comprehensive income		1,053,925	1,786,926	203,058	120,712

Total net income attributable to:
Owners of the Company		560,786	959,403	62,997	191,983
Non-controlling interests		587,772	1,126,247	224,922	318,556

		1,148,558	2,085,650	287,919	510,539
Total comprehensive income attributable to:
Owners of the Company		444,773	727,067	(6,199)	(129,724)
Non-controlling interests		609,153	1,059,859	209,257	250,436

		1,053,926	1,786,926	203,058	120,712
Basic earnings per share from:
Continuing operations	16	R$2.4283	R$4.1588	R$0.2575	R$0.7873

Basic earnings per share from:		R$2.4283	R$4.1588	R$0.2575	R$0.7873
Diluted earnings per share from:
Continuing operations	16	R$2.3365	R$3.9921	R$0.2467	R$0.7528

Diluted earnings per share from:		R$2.3365	R$3.9921	R$0.2467	R$0.7528

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2018	5,328	3,112,274	(587,173)	4,083,974	6,614,403	11,354,953	17,969,356

Initial adoption of IFRS 16, net of tax—Note 3.1	—	—	—	(97,971)	(97,971)	(377,420)	(475,391)

At January 1, 2019	5,328	3,112,274	(587,173)	3,986,003	6,516,432	10,977,533	17,493,965

Net income for the period	—	—	—	959,403	959,403	1,126,247	2,085,650
Other comprehensive income (Note 15):
Loss on cash flow hedge in joint ventures	—	—	(150,804)	—	(150,804)	(99,473)	(250,277)
Foreign currency translation effects	—	—	(81,594)	—	(81,594)	33,046	(48,548)
Actuarial loss on defined benefit plan	—	—	—	—	—	(2)	(2)
Change in fair value of financial assets	—	—	62	—	62	41	103

Total comprehensive income for the period	—	—	(232,336)	959,403	727,067	1,059,859	1,786,926

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(13,167)	—	—	(13,167)	13,196	29
Prescribed Dividends—Note 5.4	—	—	—	12,499	12,499	8,252	20,751
Dividends	—	—	—	—	—	(26,139)	(26,139)
Treasury shares acquired—Note 15	—	(1,127,673)	—	—	(1,127,673)	—	(1,127,673)
Share-based payment transactions	—	18,783	—	—	18,783	(3,499)	15,284

Total contributions by and distributions to owners of the Company	—	(1,122,057)	—	12,499	(1,109,558)	(8,190)	(1,117,748)

Transactions with owners of the Company
Change of shareholding interest in subsidiary—Note 8.2	—	(642,147)	—	—	(642,147)	(920,762)	(1,562,909)

At September 30, 2019	5,328	1,348,070	(819,509)	4,957,905	5,491,794	11,108,440	16,600,234

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of changes in equity

(In thousands of Brazilian Reais – R$)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At December 31, 2017	5,328	3,245,543	(394,212)	3,182,098	6,038,757	11,020,656	17,059,413

Adjustment on initial application of IFRS 9, net of tax	—	—	—	(3,950)	(3,950)	(4,738)	(8,688)

At January 1, 2018	5,328	3,245,543	(394,212)	3,178,148	6,034,807	11,015,918	17,050,725

Net income for the year	—	—	—	191,983	191,983	318,556	510,539
Other comprehensive income (Note 15):
Gain on cash flow hedge in joint ventures	—	—	(67,238)	—	(67,238)	(45,699)	(112,937)
Foreign currency translation effects	—	—	(254,310)	—	(254,310)	(21,633)	(275,943)
Actuarial loss on defined benefit plan	—	—	(215)	—	(215)	(827)	(1,042)
Change in fair value of financial assets	—	—	56	—	56	39	95

Total comprehensive income for the year	—	—	(321,707)	191,983	(129,724)	250,436	120,712

Contributions by and distributions to owners of the Company:
Dividends—non-controlling interests	—	(7,349)	—	—	(7,349)	7,349	—
Share options exercised—Subsidiaries	—	14,795	—	—	14,795	9,753	24,548
Dividends	—	—	—	(69,622)	(69,622)	(72,554)	(142,176)
Business combination	—	—	—	—	—	7,199	7,199
Share-based payment transactions	—	32,487	—	—	32,487	6,994	39,481

Total contributions by and distributions to owners of the Company	—	39,933	—	(69,622)	(29,689)	(41,259)	(70,948)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(178,791)	—	—	(178,791)	(424,635)	(603,426)

At September 30, 2018	5,328	3,106,685	(715,919)	3,300,509	5,696,603	10,800,460	16,497,063

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

	Note	September 30, 2019	September 30, 2018
Cash flows from operating activities
Profit before taxes		2,811,810	696,940
Adjustments for:
Depreciation and amortization		1,713,478	1,483,860
Lease and concession		—	152,645
Interest in earnings of associates	8.1	10,023	(17,028)
Interest in earnings of joint ventures	9	(510,428)	(432,202)
Loss on disposals assets		16,789	2,809
Share-based payment		73,264	40,616
Legal proceedings provision		88,075	87,040
Indexation charges, interest and exchange, net		1,462,383	1,883,010
Deferred revenue		(6,386)	(8,542)
Provisions for employee benefits		166,789	135,708
Allowance for doubtful accounts		1,065	11,909
Sales of credit rights	19	(400,000)	—
Recovering tax credits		(261,314)	—
Other		(49,892)	(22,068)

		5,115,656	4,014,697
Changes in:
Trade receivables		(393,102)	(278,380)
Inventories		(110,629)	(78,373)
Other current tax, net		219,894	(144,445)
Income tax		(246,895)	(59,379)
Related parties, net		20,426	(10,705)
Trade payables		434,291	231,639
Employee benefits		(126,830)	(138,853)
Provision for legal proceedings		(97,041)	(97,402)
Other financial assets		(41,733)	8,679
Judicial deposits		(60,619)	(48,227)
Cash received on sale of credit rights		—	1,340,000
Post-employment benefits		(26,625)	(23,200)
Concessions payable		7,256	(79,681)
Other assets and liabilities, net		(307,559)	(213,075)

		(729,166)	408,598
Net cash generated by operating activities		4,386,490	4,423,295

Cash flows from investing activities
Capital contribution in associates	8.1	(26,045)	(7,517)
Acquisition of subsidiary, net of cash acquired		(9,837)	(73,945)
Marketable securities		1,956,806	344,615
Restricted cash		(38,311)	112,549
Dividends received from associates		15,983	11,251
Dividends received from joint ventures		869,731	1,052,127
Acquisition of property, plant and equipment, intangible assets, right-of-use assets and contract assets		(1,931,834)	(1,993,435)
Cash received on sale of fixed assets, and intangible assets		10,578	1,576

Net cash generated (used) in investing activities		847,071	(552,779)

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.5	5,843,052	2,750,267
Amortization of principal on loans, borrowings and debentures	5.5	(3,558,946)	(4,685,398)
Payment of interest on loans, borrowings and debentures	5.5	(1,142,512)	(1,186,695)
Payment of derivative financial instruments		(169,335)	(1,035,889)
Receipt of derivative financial instruments		235,201	1,288,316
Amortization of principal on leases	5.6	(358,934)	(352,506)
Payment of interest on leases	5.6	(148,089)	(130,294)
Real estate credit certificates		—	(77,404)
Paid-in Capital from non-controlling interest		465,651	—
Payments to redeem entity’s shares	15	(1,127,673)	(607,932)
Non-controlling interest subscription		1,192	4,163
Acquisition of non-controlling interests (i)		(2,145,761)	—
Dividends paid		(579,489)	(731,055)
Share options exercised		(45,961)	24,548

Net cash used in financing activities		(2,731,604)	(4,739,879)

Increase (decrease) in cash and cash equivalents		2,501,957	(869,363)

Cash and cash equivalents at beginning of period		3,621,798	4,555,177

Effect of exchange rate fluctuations on cash held		289,316	337,383

Cash and cash equivalents at end of period		6,413,071	4,023,197

Additional information
Income tax paid		201,284	65,452

(i)

Acquisition of class A preferred shares issued by Companhia de Gás de São Paulo – Comgás (“Comgás”), and 22,597886 Preferred Shares and 2,527,682 ordinary shares were acquired by subsidiary Cosan S.A., representing 19.02% of Comgás’ capital stock in the amount of R$2,066,105 and the Company acquired class A common shares issued by Cosan Logística S.A. (“Cosan Logística”) in the amount of R$79,656, totaling an acquisition effect of R$2,145,761.

The accompanying notes are an integral part of these interim financial statements.

Cosan Limited

Consolidated statement of cash flows

(In thousands of Brazilian Reais – R$)

Non-cash transaction

i.	Acquisitions of assets for the construction of the distribution network with payment of term in the amount of R$71,467 and acquisitions of assets with payment of term in the amount of R$13,321.

ii.	Consideration asset in the subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”), with a down payment in the amount of R$145,761.

iii.	Recognition of indemnity claims in the amount of R$50,284 (Note 19).

iv.

Recognition of assignment of credit rights, for attend IFRS 15 requirements for the amount of R$ 400,000 plus additional payments applicable to the applications of 95% on the difference between the net amount of credit rights received by the Union for assignment less the return of assignees on a basis of R$ 400,000, resulting from (i) indemnity action, applied to the condemnation of the Union due to the fixing of prices of sugar and alcohol below its cost of production; and (ii) additional payments related to the assignment of credit rights executed on December 21, 2017 and application of 95% of the net difference received by the Union credit rights for the assignment less or return of the assignees (Note 19). Such assignment has no right of recourse.

v.

Recognition of tax assets related to the exclusion of a tax on sales and services which applies to goods, and transportation and communication (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or “ICMS,” from the calculation basis of PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues net of some expenses) contributions, in the total amount of R$457,088, which R$239,065 is recorded under “Other income,” R$82,694 as of “Interest on other receivables” and R$135,329 through equity method referring to the jointly controlled investees (Note 19).

vi.	Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A. (“Payly”) in the amount of R$6,436, through capitalization of expenses that would be reimbursed to Cosan.

vii.	Recognition of right of use in the amount of R$2,904,778 (Note 10.3) referring to the North-South Railroad Concession agreement and R$16,413 related to other lease agreements.

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders’ equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow from financing activities, as it is considered to refer to the costs of obtaining financial resources.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange, or “NYSE,” (ticker—CZZ). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. and Cosan Logística S.A. (“Cosan Logística”) through a 59.29% and 73.46% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company.”

On January 3, 2019, the Company acquired 14,228,134 of our Class A common shares pursuant to a tender offer at a purchase price of U.S.$8.88 per share, for a total cost of R$473,456 excluding fees and other related expenses. These shares represented 9.6% of the issued and outstanding Class A common stock of Cosan Limited as of December 31, 2018. The shares purchased included 2,966,873 additional shares that Cosan Limited elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding Class A common shares. After giving effect to the purchase, we had 134,115,534 outstanding Class A common shares remaining. On September 30, 2019, the Company purchased 10,244,806 of its class A common shares pursuant to a public offering and a purchase price of $ 15.5 per share, with a total cost of R$654,217 excluding taxes and other related expenses. After the purchase effect, 125,477,259 class A shares are outstanding. The Company’s share acquisitions during the period totaled R$1,127,673 (Note 15).

On March 28, 2019, Rumo SA (“Rumo”) won the International Competition (Bidding) for the North-South Railroad, through an economic bid of R$2,719,530, conducted by the National Land Transportation Agency (“ANTT”), whose scope is the subconcession of the public rail freight service associated with the operation of the railway network infrastructure located between Porto Nacional / TO and Estrela d´Oeste / SP, in the stretches between (i) Porto Nacional / TO and Anápolis / GO; and (ii) Ouro Verde de Goiás / GO and Estrela d’Oeste / SP. The concession agreement guarantees the right to operate the railway network for a period of 30 years from the date of signature on July 31, 2019 (Note 10.3).

On April 24, 2019, we announced the cancellation of 32,239,807 Class A common shares held in treasury, representing 11.91% of Cosan Limited’s capital stock. After giving effect to the cancellation, we had 142,115,534 total Class A common shares remaining (Note 15).

On May 31, 2019, the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”), resolved on the 4th Ordinary Tariff Review regarding the update of Comgás subsidiary rates, applied from that date, on all segments. The annual adjustment consists essentially of the inflation replacement (IGP-M) and the transfer of the gas and transportation cost variation, as defined by Petrobras. The process of the 3rd Tariff Review, contractually scheduled to take place in May 2014, remains unfinished.

On June 11, 2019, the Board of Directors of Comgás, with the assent of the Fiscal Council, considering that the capital stock became excessive for the normal development of the subsidiary Comgás business and for the achievement of its corporate purpose, approved the proposal reduction of the subsidiary Comgás capital stock, in the amount of R$1,500,000 without cancellation of shares, maintaining unchanged the percentage of the shareholders’ interest in the subsidiary Comgás capital stock, with the refund in cash to the shareholders of part of the your actions. At the date of approval of these interim financial statements, the aforementioned capital reduction process had not yet been implemented, and the subsidiary Comgás capital stock remained unchanged compared to the immediately preceding period.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

2	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2018.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018, except for the adoption of IFRS 16 Leases, whose effects and changes are disclosed in Note 3.1, effective as of January 1, 2019. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These interim consolidated financial statements were authorized for issue by the Board of Directors on November 08, 2019.

3	Accounting policies

These interim consolidated financial statements were prepared based on the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2018, except for the adoption of IFRS 16—Leases, whose effects and changes are disclosed in Note 3.1 effective as of January 1, 2019. The Company has not adopted in advance any other standard or interpretation issued that is not yet in force.

3.1	New standards, interpretations and changes adopted by the Company

IFRS 16 Leases

IFRS 16 introduced a single model for the accounting of leases in the balance sheet of lessees. As a result, the Company, as a lessee, recognized the rights to use assets that represent its rights to use the underlying assets and the lease liabilities that represent its obligation to make lease payments. The lessor’s accounting remains similar to previous accounting policies.

The Company has chosen to use the modified retrospective approach in which the cumulative effect of the initial adoption is recognized as an adjustment to the opening balance of retained earnings on January 1, 2019. Therefore, the comparative information presented for the year ended December 31, 2018 has not been restated—or and is presented as previously reported in accordance with IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below:

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

(a)	In the definition of lease

Previously, the Company determined, at the inception of the agreement, whether it was or contained a lease under IFRIC 4—Complementary Aspects of Leasing Operations. The Company now assesses whether a lease is or contains a lease based on the new lease definition. According to IFRS 16, a contract is or contains a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for consideration.

In the transition to IFRS 16, the Company opted to apply the practical case of maintaining the evaluation of which transactions are leases, to which IFRS 16 applied. The contracts that were not identified as leases in accordance with IAS 17 and IFRIC 4 were not revalued. Accordingly, the new lease definition in accordance with IFRS 16 was applied only to contracts entered into or amended on or after January 1, 2019.

At the inception or revaluation of a lease component, the Company allocates the lease consideration to each lease component rather than lease based on its individual lease price.

(b)	In the treatment as a lessee

The company leases assets, including real estate, rail infrastructure, port, rolling stock (locomotives and wagons), vehicles and IT equipment. As a lessee, the Company previously classified operating or financial leases based on its assessment as to whether the lease substantially transferred all the risks and benefits of the property. In accordance with IFRS 16, the Company recognizes the right to use assets and the lease liabilities for most leases—that is, these leases are recorded in the balance sheet.

However, the Company has elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets (e.g. IT equipment). The Company recognizes the payments associated with these leases as an expense under the straight-line method over the lease term.

The Company presents the carrying amounts of the right-of-use assets (including assets previously classified as financial leases) in a specific balance sheet line called “Right-of-use assets.” Likewise, it records the liabilities in a separate account called “Leases.”

(i)	Accounting policy adopted as of January 1, 2019 meaning:

Previously, the Company determined at the inception of the agreement whether it was or contained a lease under IFRIC 4—Complementary Aspects of Leasing Operations. The company now assesses whether a lease is or contains a lease based on the new lease definition. According to IFRS 16, a contract is or contains a lease if it transfers the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use assets and a lease liability at the date of commencement of the lease.

The right-of-use assets is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment, and adjusted for certain measurements of lease liabilities.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

The lease liability is initially measured at the present value of the lease payments that were not paid at the commencement date, discounted using the interest rate implied in the lease or, if that rate can not be determined immediately, the incremental loan rate of Company and its subsidiaries. Generally, the Company uses its incremental loan rate as the discount rate.

The Company has applied a judgment to determine the lease term of some contracts that include renewal options. The evaluation of whether the Company is reasonably certain to exercise these options has an impact on the term of the lease, which significantly affects the value of lease liabilities and recognized right-of-use assets. The extension and termination options are included in several lease agreements throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the extension and termination options exercised are exercisable by both participants (lessor and lessee).

(ii)	Transition

Previously, the Company classified leases of railway infrastructure and rolling stock as operating leases in accordance with IAS 17. Some leases are adjusted by inflation indexes such as IGP-M or IPCA.

Lease liabilities were measured at the present value of the remaining payments, discounted by the incremental loan rate of the Company on January 1, 2019. The rights to use assets are measured:

i.

At its book value as if IFRS 16 had been applied since the commencement date, discounted by the lessee’s incremental borrowing rate at the date of initial application—the company applied this approach to its larger property leases infrastructure , port and rolling stock; or

ii.	At the amount equivalent to the lease liability, adjusted for the amount of any prepayment or accumulated rent—the Company applied this approach to all other leases.

The Company used the following practical arrangements when applying IFRS 16 to leases previously classified as operating leases in accordance with IAS 17:

i.	It applied the exemption for not recognizing rights-of-use assets and liabilities for leases with terms less than 12 months.

ii.	Excluded the initial direct costs of measuring the right to use asset at the date of initial application.

iii.	It used late perception when determining the term of the lease if the contract contained options to extend or terminate the lease.

Leases classified and previously recorded as finance leases under IAS 17 had the book value of the right to use the asset and the lease liability on January 1, 2019 determined by the carrying amount of the lease and liability assets lease immediately prior to that date. Extension and termination options are included in various lease agreements throughout the Company. These terms are used to maximize operational flexibility in terms of contract management. Most of the extension and termination options exercised are exercisable by both participants (lessor and lessee).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

(c)	Impact on statement of financial position on January 1, 2019:

January 1, 2019
Current assets
Other current assets	1,526
Non-current assets
Other non-current assets	7,878
Deferred tax assets	41,709
Right-of-use assets	888,262

Total on non-current assets	937,849

Total on assets	939,375
Current liabilities
Leases	(67,823)
Non-current liabilities
Leases	(1,346,943)

Total on liabilities	(1,414,766)
Shareholders’ equity
Retained earnings	475,391

Total on shareholders’ equity	475,391

When measuring lease liabilities for those leases previously classified as operating leases, the Company discounted lease payments using its incremental loan rate on January 1, 2019. The weighted average rates applied follow a range from 4.00% to 12.70% per year.

The joint ventures Raízen Energia S.A. and Raízen Combustíveis S.A. recognized the lease liability and the right to use asset at the date of the initial application for leases previously classified as operating leases, retrospectively, with cumulative effect. These joint ventures used as a practical expedient the use of a single discount rate on the lease portfolio with similar characteristics (Note 9).

3.2	Other standards and interpretations effective as of January 1, 2019, without effects on the financial statements

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting of income taxes when tax treatment involves uncertainty that affects the application of IAS 12 and does not apply to taxes or charges outside the scope of IAS 12, nor does it specifically treatment of interest and penalties associated with uncertain taxes.

The Company is subject to examination by the tax authorities, with the five fiscal years open in general. The Company has audits in progress at various stages of completion, some of which may be completed within the next 12 months. However, at that time, the Company had no uncertainties regarding the treatment of income tax.

The Company has not identified effects of interpretation adoption IFRIC 23 that could affect the Company accounting policies and its interim consolidated financial statements.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

4	Segment information

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”).

Reported segments:

i.

Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

ii.

Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

iii.	Comgás: distribution of piped natural gas to part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors;

iv.	Logistic: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railway equipment; and

v.

Moove: production and distribution of Mobil brand licensed lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States and the European market, under the Comma brand for the European and Asian markets and corporate activities.

Reconciliation:

i.

Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects”.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	July 1, 2019 to September 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	8,106,015	23,227,089	4,601,197	3,271,286	1,370,626	2,162,347	26	(35,934,301)	(14,958)	6,789,327
Domestic market (i)	2,898,959	23,227,089	4,601,197	3,271,286	1,232,257	2,162,347	26	(30,727,245)	(14,958)	6,650,958
External market (i)	5,207,056	—	—	—	138,369	—	—	(5,207,056)	—	138,369
Net sales	7,698,685	22,261,306	3,282,656	2,585,530	1,100,726	2,059,864	26	(33,242,647)	(14,958)	5,731,188
Cost of sales	(7,162,681)	(21,353,241)	(3,147,796)	(1,666,191)	(875,216)	(1,238,323)	(34)	31,663,718	14,958	(3,764,806)
Gross profit	536,004	908,065	134,860	919,339	225,510	821,541	(8)	(1,578,929)	—	1,966,382
Selling expenses	(209,861)	(381,113)	(172,944)	(154,529)	(136,483)	(6,637)	(3,000)	763,918	—	(300,649)
General and administrative expenses	(172,273)	(130,677)	(34,961)	(98,255)	(45,126)	(98,454)	(94,190)	337,911	—	(336,025)
Other income (expenses), net	84,228	308,897	24,498	(18,243)	(93)	35,451	519,579	(417,623)	—	536,694
Interest in earnings of associates	—	(176,616)	—	—	(24)	7,730	946,926	176,616	(944,943)	9,689
Interest in earnings of joint ventures	1,176	—	—	—	—	—	148,185	(1,176)	—	148,185
Financial results	(193,499)	(10,294)	(149,948)	(26,682)	(50,654)	(300,110)	(110,777)	353,741	—	(488,223)
Finance expense	(325,151)	(84,097)	(24,013)	(101,154)	(3,513)	(460,225)	(277,552)	433,261	—	(842,444)
Finance Income	111,257	77,202	7,578	74,532	(1,080)	62,353	76,212	(196,037)	—	212,017
Foreign exchange losses, net	(152,702)	(731,011)	(216,273)	(50,555)	(59,852)	(440,280)	(388,348)	1,099,986	—	(939,035)
Derivatives	173,097	727,612	82,760	50,495	13,791	538,042	478,911	(983,469)	—	1,081,239
Income tax (expense) benefit	1,698	(219,363)	21,879	(202,395)	(1,872)	(94,103)	(89,125)	195,786	—	(387,495)

Profit (loss) from continuing operations	47,473	298,899	(176,616)	419,235	(8,742)	365,418	1,317,590	(169,756)	(944,943)	1,148,558

Net income attributable to:
Owners of the Parent	19,204	284,019	(176,616)	415,475	(9,604)	100,812	1,290,812		(1,236,709)	560,786
Non-controlling interests	28,269	14,880	—	3,760	862	264,606	26,778	(126,607)	291,766	587,772

	47,473	298,899	(176,616)	419,235	(8,742)	365,418	1,317,590	(169,756)	(944,943)	1,148,558
Other select data:
Depreciation and amortization	584,381	32,372	119,623	112,808	36,233	442,857	558,776	(736,376)	—	1,150,674
EBITDA	823,655	560,928	71,076	761,120	80,017	1,202,488	2,076,268	(1,455,659)	(944,943)	3,174,950
Additions to PP&E, intangible and contracts assets	538,385	108,152	109,705	207,814	9,042	396,670	624,446	(756,242)	—	1,237,972
Reconciliation of EBITDA:
Profit (loss) for the period	47,473	298,899	(176,616)	419,235	(8,742)	365,418	1,317,590	(169,756)	(944,943)
Income tax and social contribution	(1,698)	219,363	(21,879)	202,395	1,872	94,103	89,125	(195,786)	—	1,148,558
Financial results, net	193,499	10,294	149,948	26,682	50,654	300,110	110,777	(353,741)	—	488,223
Depreciation and amortization	584,381	32,372	119,623	112,808	36,233	442,857	558,776	(736,376)	—	1,150,674

EBITDA	823,655	560,928	71,076	761,120	80,017	1,202,488	2,076,268	(1,455,659)	(944,943)	3,174,950

(i)	Domestic markets: sales within the countries where each entity is located; external markets: sales export.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	January 1, 2019 to September 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	22,081,963	67,407,406	13,353,554	8,834,886	3,908,540	5,706,374	343	(102,842,923)	(23,562)	18,426,581
Domestic market (i)	16,874,907	67,407,406	13,353,554	8,834,886	3,770,171	5,706,374	343	(97,635,867)	(23,562)	18,288,212
External market (i)	5,207,056	—	—	—	138,369	—	—	(5,207,056)	—	138,369
Net sales	20,902,814	64,320,662	9,495,561	6,984,381	3,139,549	5,423,550	341	(94,719,037)	(23,562)	15,524,259
Cost of sales	(19,504,145)	(61,683,213)	(8,733,206)	(4,715,989)	(2,486,495)	(3,532,491)	(66)	89,920,564	23,562	(10,711,479)
Gross profit	1,398,669	2,637,449	762,356	2,268,392	653,054	1,891,059	275	(4,798,474)	—	4,812,780
Selling expenses	(617,519)	(1,110,162)	(503,288)	(455,855)	(369,250)	(2,222)	(5,248)	2,230,969	—	(832,575)
General and administrative expenses	(447,699)	(382,421)	(98,225)	(271,366)	(122,482)	(270,064)	(213,295)	928,345	—	(877,207)
Other income (expenses), net	132,681	686,761	73,329	2,676	(24)	8,435	523,923	(892,771)	—	535,010
Interest in earnings of associates	—	(14,630)	—	—	928	16,305	1,967,092	14,630	(1,994,348)	(10,023)
Interest in earnings of joint ventures	(3,082)	—	—	—	—	—	510,428	3,082	—	510,428
Financial results	(592,500)	(82,994)	(273,981)	(116,056)	(40,723)	(883,170)	(286,654)	949,475	—	(1,326,603)
Finance expense	(1,085,403)	(556,271)	(55,918)	(300,611)	(30,009)	(1,520,252)	(921,745)	1,697,592	—	(2,772,617)
Finance Income	358,936	228,855	19,957	184,646	17,076	149,582	179,583	(607,748)	—	530,887
Foreign exchange losses, net	(98,946)	(545,050)	(287,665)	(44,638)	(48,419)	(380,925)	(357,940)	931,661	—	(831,922)
Derivatives	232,913	789,472	49,645	44,547	20,629	868,425	813,448	(1,072,030)	—	1,747,049
Income tax (expense) benefit	65,527	(539,311)	25,180	(482,200)	(34,803)	(183,534)	(25,623)	448,604	—	(726,160)

Profit (loss) from continuing operations	(63,923)	1,194,692	(14,629)	945,591	86,700	576,809	2,470,898	(1,116,140)	(1,994,348)	2,085,650

Net income attributable to:
Owners of the Parent	(106,607)	1,144,644	(14,629)	911,202	84,244	158,542	2,420,939	(1,023,408)	(2,615,524)	959,403
Non-controlling interests	42,684	50,048	—	34,389	2,456	418,267	49,959	(92,732)	621,176	1,126,247

	(63,923)	1,194,692	(14,629)	945,591	86,700	576,809	2,470,898	(1,116,140)	(1,994,348)	2,085,650
Other select data:
Depreciation and amortization	1,816,107	266,221	222,153	343,414	77,311	1,282,291	10,462	(2,304,481)	—	1,713,478
EBITDA	2,279,157	2,083,218	456,325	1,887,261	239,537	2,925,804	2,793,637	(4,818,700)	(1,994,348)	5,851,891
Additions to PP&E, intangible and Contracts assets	2,246,140	265,263	255,542	528,201	18,443	1,378,007	7,183	(2,766,945)	—	1,931,834
Reconciliation of EBITDA:
Profit (loss) for the period	(63,923)	1,194,692	(14,629)	945,591	86,700	576,809	2,470,898	(1,116,140)	(1,994,348)	2,085,650
Income tax and social contribution	(65,527)	539,311	(25,180)	482,200	34,803	183,534	25,623	(448,604)	—	726,160
Financial results, net	592,500	82,994	273,981	116,056	40,723	883,170	286,654	(949,475)	—	1,326,603
Depreciation and amortization	1,816,107	266,221	222,153	343,414	77,311	1,282,291	10,462	(2,304,481)	—	1,713,478

EBITDA	2,279,157	2,083,218	456,325	1,887,261	239,537	2,925,804	2,793,637	(4,818,700)	(1,994,348)	5,851,891

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	July 1, 2018 to September 30, 2018
	Reported segments					Reconciliation
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment eliminations	Consolidated
Statement of profit or loss:
Gross sales	4,335,714	20,505,098	2,059,872	1,078,758	1,764,201	31	(24,840,812)	—	4,902,862
Domestic market (i)	4,409,458	21,053,118	1,900,984	989,144	1,798,315	407	(25,462,576)	(11,602)	4,677,248
External market (i)	1,042,598	—	—	22,373	78,796	—	(1,042,598)	—	101,169
Net sales	5,452,056	21,053,118	1,900,984	1,011,517	1,877,111	407	(26,505,174)	(11,602)	4,778,417
Cost of sales	(5,099,524)	(20,183,792)	(1,377,288)	(839,097)	(1,198,845)	(2,571)	25,283,316	11,602	(3,406,199)
Gross profit	352,532	869,326	523,696	172,420	678,266	(2,164)	(1,221,858)	—	1,372,218
Selling expenses	(255,646)	(319,826)	(155,308)	(97,683)	(1,980)	(215)	575,472	—	(255,186)
General and administrative expenses	(171,376)	(117,278)	(89,259)	(33,001)	(77,680)	(42,615)	288,654	—	(242,555)
Other income (expense), net	(9,478)	84,858	(7,816)	(110)	(4,500)	(32,280)	(75,380)	—	(44,706)
Financial results	(114,658)	(181,008)	(55,430)	(10,629)	(257,452)	(200,153)	295,666	—	(523,664)
Finance expense	(298,060)	(213,760)	(151,674)	(9,611)	(429,617)	(337,015)	511,820	1,925	(925,992)
Finance income	143,662	50,188	96,284	222	54,856	30,540	(193,850)	(1,925)	179,977
Foreign exchange losses, net	(44,948)	(188,678)	(30,811)	(11,677)	(187,044)	(179,118)	233,626	—	(408,650)
Derivatives	84,688	171,242	30,771	10,437	304,353	285,440	(255,930)	—	631,001
Interest in earnings of associates	(7,366)	2	—	(3,946)	3,254	224,770	7,364	(222,688)	1,390
Interest in earnings of joint ventures	—	—	—	—	—	84,089	—	—	84,089
Income tax expense benefit	106,712	(48,220)	(48,508)	(8,350)	(111,781)	64,972	(58,492)	—	(103,667)

Profit (loss) from continuing operations	(99,280)	287,854	167,375	18,701	228,127	96,404	(188,574)	(222,688)	287,919
Total net income attributable to:
Owners of the Company	(107,154)	275,338	134,098	18,320	63,817	96,127	(168,184)	(249,365)	62,997
Non-controlling interests	7,874	12,516	33,277	381	164,310	277	(20,390)	26,677	224,922

	(99,280)	287,854	167,375	18,701	228,127	96,404	(188,574)	(222,688)	287,919
Other selected data:
Depreciation and amortization	620,004	45,222	116,293	22,095	354,659	2,863	(665,226)	—	495,910
EBITDA	528,670	562,304	387,606	59,775	952,019	234,448	(1,090,974)	(222,688)	1,411,160
Additions to PP&E, intangible and biological assets	462,612	53,794	130,398	11,121	536,516	1,963	(516,406)	—	679,998
Reconciliation of EBITDA:
Profit (loss) for the period	(99,280)	287,854	167,375	18,701	228,127	96,404	(188,574)	(222,688)	287,919
Income tax and social contribution	(106,712)	48,220	48,508	8,350	111,781	(64,972)	58,492	—	103,667
Financial result, net	114,658	181,008	55,430	10,629	257,452	200,153	(295,666)	—	523,664
Depreciation and amortization	620,004	45,222	116,293	22,095	354,659	2,863	(665,226)	—	495,910

EBITDA	528,670	562,304	387,606	59,775	952,019	234,448	(1,090,974)	(222,688)	1,411,160

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	January 1, 2018 to September 30, 2018
	Reported segments					Reconciliation
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistic	Cosan Corporate	Deconsolidated effects	Segment eliminations	Consolidated
Statement of profit or loss:
Gross sales	9,233,103	40,871,892	3,910,209	2,006,970	3,246,798	492	(50,104,995)	(8)	9,164,461
Domestic market (i)	9,952,512	60,142,694	4,924,663	2,526,111	4,723,204	836	(70,095,206)	(30,265)	12,144,549
External market (i)	4,104,036	—	—	36,651	215,136	—	(4,104,036)	—	251,787
Net sales	14,056,548	60,142,694	4,924,663	2,562,762	4,938,340	836	(74,199,242)	30,265	12,456,866
Cost of sales	(12,834,904)	(57,530,450)	(3,460,087)	(2,083,659)	(3,315,983)	(2,712)	70,365,354	(30,265)	(8,892,706)
Gross profit	1,221,644	2,612,244	1,464,576	479,103	1,622,357	(1,876)	(3,833,888)	—	3,564,160
Selling expenses	(595,692)	(1,004,754)	(461,864)	(277,494)	(8,215)	(214)	1,600,446	—	(747,787)
General and administrative expenses	(500,750)	(367,610)	(247,855)	(92,436)	(215,476)	(136,493)	868,360	—	(692,260)
Other income (expense), net	149,814	281,650	(12,133)	(4,205)	(13,039)	(58,849)	(431,464)	—	(88,226)
Financial results	(266,600)	(513,450)	(142,985)	(14,327)	(1,065,843)	(565,022)	780,050	—	(1,788,177)
Finance expense	(743,830)	(249,470)	(383,558)	(26,901)	(1,070,437)	(462,597)	993,300	5,200	(1,938,293)
Finance income	453,730	148,812	239,017	5,494	181,741	106,016	(602,542)	(5,200)	527,068
Foreign exchange losses, net	(180,070)	(1,042,830)	(118,637)	(30,968)	(820,184)	(906,597)	1,222,900	—	(1,876,386)
Derivatives	203,570	630,038	120,193	38,048	643,037	698,156	(833,608)	—	1,499,434
Interest in earnings of associates	(12,924)	2	—	230	8,419	608,297	12,922	(599,918)	17,028
Interest in earnings of joint ventures	—	—	—	—	—	432,202	—	—	432,202
Income tax expense benefit	116,368	(213,378)	(179,497)	(24,672)	(192,808)	210,576	97,010	—	(186,401)

Profit (loss) from continuing operations	111,860	794,704	420,242	66,199	135,395	488,621	(906,564)	(599,918)	510,539
Total net income attributable to:
Owners of the Company	103,992	761,792	336,228	65,662	36,916	483,625	(865,784)	(730,448)	191,983
Non-controlling interests	7,868	32,912	84,014	537	98,479	4,996	(40,780)	130,530	318,556

	111,860	794,704	420,242	66,199	135,395	488,621	(906,564)	(599,918)	510,539
Other selected data:
Depreciation and amortization	1,661,696	146,012	350,064	71,426	1,051,716	10,654	(1,807,708)	—	1,483,860
EBITDA	1,923,788	1,667,544	1,092,788	176,624	2,445,762	853,721	(3,591,332)	(599,918)	3,968,977
Additions to PP&E, intangible and biological assets	1,959,288	522,242	382,025	32,455	1,576,380	2,575	(2,481,530)	—	1,993,435
Reconciliation of EBITDA:
Profit (loss) for the period	111,860	794,704	420,242	66,199	135,395	488,621	(906,564)	(599,918)	510,539
Income tax and social contribution	(116,368)	213,378	179,497	24,672	192,808	(210,576)	(97,010)	—	186,401
Financial result, net	266,600	513,450	142,985	14,327	1,065,843	565,022	(780,050)	—	1,788,177
Depreciation and amortization	1,661,696	146,012	350,064	71,426	1,051,716	10,654	(1,807,708)	—	1,483,860

EBITDA	1,923,788	1,667,544	1,092,788	176,624	2,445,762	853,721	(3,591,332)	(599,918)	3,968,977

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	September 30, 2019
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logístics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,981,098	1,578,192	356,619	1,715,479	721,908	1,395,258	2,580,426	(4,915,909)	—	6,413,071
Marketable securities	—	—	—	960,282	21,671	1,182,819	188,661	—	—	2,353,433
Trade receivables	1,284,181	2,362,580	465,681	1,057,419	540,949	456,679	(509)	(4,112,442)	—	2,054,538
Derivative financial instruments	2,164,002	1,228,406	66,180	409,320	40,735	1,816,462	2,065,552	(3,458,588)	—	4,332,069
Inventories	4,181,824	2,630,733	1,134,503	60,527	448,504	284,752	12,469	(7,947,060)	—	806,252
Other financial assets	436,510	—	—	—	—	—	473,203	(436,510)	—	473,203
Other current assets	5,519,765	4,340,858	940,521	340,648	207,265	507,589	868,103	(10,801,144)	(336,726)	1,586,879
Other non-current assets	3,980,252	3,921,578	51,489	497,258	883,388	2,754,186	1,678,667	(7,953,319)	(1,146,992)	4,666,507
Investments in associates	—	2,561,390	—	—	15,472	46,939	15,529,262	(2,561,390)	(15,207,913)	383,760
Investments in joint ventures	587,103	18,160	285	—	—	—	7,558,291	(605,548)	—	7,558,291
Biological assets	725,238	—	—	—	—	—	-	(725,238)	—	-
Property, plant and equipment	11,231,888	2,601,216	3,457,729	—	305,319	11,460,789	161,664	(17,290,833)	—	11,927,772
Intangible assets and goodwill	3,616,953	2,551,564	9,171	8,305,977	1,165,985	7,397,306	11,168	(6,177,688)	—	16,880,436
Right-of-use assets	4,153,996	108,822	483,462	10,836	23,417	4,424,283	32,040	(4,746,280)	—	4,490,576
Loans, borrowings and debentures	(13,569,042)	(5,914,569)	(1,049,303)	(3,433,200)	(788,159)	(10,899,495)	(11,887,104)	20,532,914	—	(27,007,958)
Derivative financial instruments	(1,476,243)	(110,266)	—	—	(77)	—	(55,909)	1,586,509	—	(55,986)
Trade payables	(5,007,701)	(2,368,464)	(1,246,012)	(1,177,151)	(580,297)	(434,644)	(5,781)	8,622,177	—	(2,197,873)
Employee benefits payable	(414,310)	(71,051)	(41,863)	(59,500)	(63,985)	(246,891)	(23,482)	527,224	—	(393,858)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(744,455)	—	—	(744,455)
Lease	(3,453,326)	—	—	(11,444)	(41,707)	(4,539,141)	(32,818)	3,453,326	—	(4,625,110)
Other current liabilities	(4,441,350)	(6,394,349)	(367,577)	(623,249)	(548,192)	(672,691)	(573,091)	11,203,276	391,222	(2,026,001)
Other non-current liabilities	(1,997,278)	(4,039,525)	(1,699,210)	(1,943,262)	(651,488)	(6,522,449)	(2,250,609)	7,736,013	1,092,496	(10,275,312)

Total assets (net of liabilities) allocated by segment	10,503,560	5,005,275	2,561,675	6,109,940	1,700,708	8,411,751	15,585,748	(18,070,510)	(15,207,913)	16,600,234

Total assets	40,862,810	23,903,499	6,965,640	13,357,746	4,374,613	31,727,062	31,158,997	(71,731,949)	(16,691,631)	63,926,787

Shareholders’ equity attributable to:
Equity attributable to owners of the Company	10,433,445	4,748,137	2,561,675	6,057,906	1,226,733	1,705,730	15,578,304	(17,743,257)	(19,076,879)	5,491,794
Non-controlling interests	70,115	257,138	—	52,034	473,975	6,706,021	7,444	(327,253)	3,868,966	11,108,440

Total shareholders’ equity	10,503,560	5,005,275	2,561,675	6,109,940	1,700,708	8,411,751	15,585,748	(18,070,510)	(15,207,913)	16,600,234

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	December 31, 2018
	Reported segments						Reconciliation
	Raízen Energia	Raízen Combustíveis		Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination	Consolidated
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,437,571	864,105	490,960	602,618	206,702	143,710	2,668,768	(3,792,636)	—	3,621,798
Marketable securities	—	—	—	1,124,723	13,033	2,843,435	221,644	—	—	4,202,835
Trade receivables	1,061,297	2,747,503	372,202	695,147	446,645	438,062	8,338	(4,181,002)	—	1,588,192
Derivative financial instruments	1,956,616	639,976	—	368,928	29,976	892,461	1,257,492	(2,596,592)	—	2,548,857
Inventories	3,618,573	2,078,003	1,284,087	65,259	385,901	263,386	1,744	(6,980,663)	—	716,290
Other financial assets	516,519	—	—	—	—	—	—	(516,519)	—	—
Other current assets	3,203,838	3,045,745	1,122,633	641,042	161,076	413,267	1,016,569	(7,372,216)	(540,745)	1,691,209
Other non-current assets	4,141,547	3,508,485	66,117	282,572	750,088	2,693,158	1,536,566	(7,716,149)	(1,117,633)	4,144,751
Investments in associates	—	(266)	266	—	13,799	44,001	13,111,569	—	(12,790,850)	378,519
Investments in joint ventures	567,785	266	—	—	—	—	8,077,907	(568,051)	—	8,077,907
Biological assets	740,473	—	—	—	—	—	—	(740,473)	—	—
Property, plant and equipment	10,912,819	2,292,355	3,182,272	—	321,746	11,916,818	179,258	(16,387,446)	—	12,417,822
Intangible assets and goodwill	3,626,819	2,513,923	8,591	8,279,593	1,191,627	7,493,882	7,434	(6,149,333)	—	16,972,536
Loans, borrowings and debentures	(12,702,418)	(4,665,127)	(971,268)	(3,651,545)	(759,169)	(10,594,381)	(7,569,218)	18,338,813	—	(22,574,313)
Derivative financial instruments	(1,223,260)	(31,469)	—	—	(3,880)	—	(21,834)	1,254,729	—	(25,714)
Trade payables	(3,090,299)	(1,603,481)	(1,003,917)	(1,012,895)	(452,300)	(451,637)	(7,088)	5,697,697	—	(1,923,920)
Employee benefits payable	(343,670)	(73,481)	(36,829)	(63,520)	(37,850)	(207,397)	(31,201)	453,980	—	(339,968)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(1,097,490)	—	—	(1,097,490)
Lease	—	—	—	—	—	(553,350)	—	—	—	(553,350)
Other current liabilities	(2,448,741)	(4,520,490)	(624,633)	(159,060)	(499,759)	(770,695)	(849,832)	7,593,864	542,092	(1,737,254)
Other non-current liabilities	(1,305,251)	(5,028,754)	(834,456)	(2,009,997)	(794,110)	(6,263,836)	(2,187,599)	7,168,461	1,116,191	(10,139,351)

Total assets (net of liabilities) allocated by segment	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Total assets	32,783,857	17,690,095	6,527,128	12,059,882	3,520,593	27,142,180	28,087,289	(57,001,080)	(14,449,228)	56,360,716

Equity attributable to owners of the Company	11,632,885	1,533,603	3,056,025	4,175,508	966,465	1,661,512	16,322,616	(16,222,513)	(16,511,698)	6,614,403
Non-controlling interests	37,333	233,690	—	987,357	7,060	6,639,372	411	(271,023)	3,720,753	11,354,953

Total shareholders’ equity	11,670,218	1,767,293	3,056,025	5,162,865	973,525	8,300,884	16,323,027	(16,493,536)	(12,790,945)	17,969,356

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

4.1	Net sales by segment

	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Reported segment
Raízen Energia
Ethanol	3,031,393	7,894,039	2,055,707	6,103,725
Sugar	593,659	2,926,573	1,022,944	3,102,638
Gas	1,056,161	2,411,100	94,335	491,126
Diesel	1,825,320	4,761,504	1,042,233	2,164,923
Cogeneration	1,151,721	2,798,869	1,181,989	1,594,923
Other	40,431	110,729	54,848	599,213

	7,698,685	20,902,814	5,452,056	14,056,548
Raízen Combustíveis
Fuels	25,122,039	72,637,253	21,053,118	60,142,694
Other	421,923	1,178,970	—	—

	25,543,962	73,816,223	21,053,118	60,142,694
Comgás
Industrial	1,594,044	4,494,613	1,219,122	3,178,540
Residential	432,476	951,429	291,761	720,787
Cogeneration	109,951	324,071	88,486	219,012
Automotive	90,483	258,433	67,473	185,625
Commercial	140,068	369,576	106,339	278,624
Construction revenue	199,730	541,780	106,781	292,451
Other	18,778	44,479	21,022	49,624

	2,585,530	6,984,381	1,900,984	4,924,663
Moove
Finished goods	710,206	2,230,010	918,263	2,302,374
Basic oil	55,747	144,238	86,245	236,311
Services	334,773	765,301	7,009	24,077

	1,100,726	3,139,549	1,011,517	2,562,762
Logistics
North operations	1,546,367	4,070,329	1,405,529	3,669,554
South operations	433,961	1,134,194	400,301	1,077,646
Container operations	79,536	219,027	71,281	191,140

	2,059,864	5,423,550	1,877,111	4,938,340
Reconciliation
Cosan Corporate	26	341	408	838

Deconsolidated effects and eliminations	(33,257,605)	(94,742,599)	(26,516,776)	(74,229,507)

Total	5,731,188	15,524,259	4,778,418	12,396,338

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5	Financial assets and liabilities

The carrying amount of financial assets and financial liabilities are as follows:

	Note	September 30, 2019	December 31, 2018
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	2,016,645	1,600,590
Marketable securities	5.2	2,353,433	4,202,835
Other financial assets	5.9	473,203	—
Derivate financial instruments	5.8	4,332,069	2,548,857

		9,175,350	8,352,282
Amortized cost
Cash and cash equivalents	5.1	4,396,426	2,021,208
Trade receivables	5.3	2,054,538	1,588,192
Restricted cash	5.2	155,417	115,124
Receivables from related parties	5.4	250,226	135,070
Dividends receivable		34,339	27,320

		6,890,946	3,886,914

Total		16,066,296	12,239,196

	Note	September 30, 2019	December 31, 2018
Liabilities
Amortized cost
Loans, borrowings and debentures	5.5	13,468,853	10,005,187
Leases	5.6	4,625,110	553,350
Trade payables	5.7	2,197,873	1,923,920
Other financial liabilities		445,612	455,702
Payables to related parties	5.4	416,805	355,971
Dividends payable		21,015	187,415
Tax installments—REFIS	12	225,085	216,984
Preferred shareholders payable in subsidiaries		744,455	1,097,490

		22,144,808	14,796,019
Fair value through profit or loss
Loans, borrowings and debentures	5.5	13,539,105	12,569,126
Contingent consideration payable	5.9	77,400	64,969
Derivative financial instruments	5.8	55,986	25,714

		13,672,491	12,659,809

		35,817,299	27,455,828

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.1	Cash and cash equivalents

	September 30, 2019	December 31, 2018
Cash and bank accounts (i)	1,413,334	111,410
Savings account	1,221,214	1,335,774
Financial investments	3,778,523	2,174,614

	6,413,071	3,621,798

Financial investments are composed as follows:

	September 30, 2019	December 31, 2018
Investment fund
Repurchase agreements	1,645,347	1,179,503
Bank certificate of deposits—CDB	371,298	421,087

	2,016,645	1,600,590

Bank investments
Repurchase agreements	1,321,506	—
Bank certificate of deposits—CDB	403,951	571,840
Other	36,421	2,184

	1,761,878	574,024

	3,778,523	2,174,614

The Company’s onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (“CDI”) in September 30, 2019 (100% of CDI in December 31, 2018) and offshore financial investments are remunerated at rates around 100% of Fed Funds. The sensitivity analysis on interest rate risks is in note 21.

5.2	Marketable securities and restricted cash

	September 30, 2019	December 31, 2018
Marketable securities
Government security (i)	2,039,364	4,144,797
Bank certificate of deposit—CDB	248,339	58,038
Repurchase agreements	65,730	—

	2,353,433	4,202,835

Restricted cash
Investments linked to loans	81,312	31,254
Securities pledged as collateral	74,105	83,870

	155,417	115,124

(i)	Sovereign debt securities have stated interest connected to SELIC rate (Sistema Especial de Liquidação e de Custódia).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.3	Trade receivables

	September 30, 2019	December 31, 2018
Domestic – Brazilian Reais	2,115,957	1,609,421
Export – Foreign currency	52,104	104,355

	2,168,061	1,713,776
Allowance for doubtful accounts	(113,523)	(125,584)

	2,054,538	1,588,192
Current	2,024,831	1,545,643

Non-current	29,707	42,549

5.4	Related parties

a)	Receivables from and payables to related parties

	September 30, 2019	December 31, 2018
Current Asset
Corporate operation / Agreements
Raízen Energia S.A. (i)	45,912	38,205
Aguassanta Participações S.A.	332	29
Raízen Combustíveis S.A. (i)	10,824	6,263
Other	285	183

	57,353	44,680
Non-current assets
Preferred shares
Raízen Energia S.A. (i)	158,157	37,470
Raízen Combustíveis S.A.	34,716	27,523

	192,873	64,993

Financial operations
Rezende Barbosa (ii)	—	23,144
Other	—	2,253

	—	25,397

	192,873	90,390

Current liabilities
Corporate operations / agreements
Raízen Energia S.A. (i)	262,854	215,582
Raízen Combustíveis S.A. (i)	151,090	136,779
Other	2,861	3,610

	416,805	355,971

(i)

Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent reimburse to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A.

(ii)

On September 13, 2019, the subsidiary Cosan and Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) entered into a Private Instrument for Settlement and Termination of Contracts and Other Covenants in which the balance of receivables was settled through the delivery of 1,908,783 and 477,196 shares of Cosan S.A. and Cosan Logística S.A., respectively, to the Company that were blocked in custody with a Financial Institution. The equity instruments received in this instrument represent an increase in the Company’s interest of 0.48% and 0.10% in Cosan S.A. and Cosan Logística, respectively. Additionally, during the period in which the shares held in custody remained blocked, such shares were not entitled to any dividends received, pursuant to the agreement in effect at the time, and the amount of R$20,751 recorded as dividends payable to this shareholder was reversed against retained earnings in subsidiary Cosan S.A.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

b)	Related party transactions

	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Product sales
Raízen Energia S.A.	63,028	245,990	96,945	271,232
Raízen Combustíveis S.A	61,279	167,188	56,364	135,727

	124,307	413,178	153,309	406,959
Purchase of goods / inputs
Raízen Energia S.A.	(3,525)	(5,926)	(1,412)	(1,599)
Raízen Combustíveis S.A	(338,840)	(917,212)	(326,878)	(882,297)
Other	(789)	(1,045)	—	—

	(343,154)	(924,183)	(328,290)	(883,896)
Shared income (expense)
Raízen Energia S.A.	(18,185)	(55,210)	(18,162)	(54,652)
	(18,185)	(55,210)	(18,162)	(54,652)
Financial result
Usina Santa Luiza	—	(41)	(60)	(180)
Raízen Energia S.A.	—	—	(349)	4,184
Raízen Combustíveis S.A	1,556	4,316	1,510	1,510
Other	149	18	(19)	—

	1,705	4,293	1,082	5,514

c)	Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan.

	Consolidated
	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Short-term benefits to officers and directors	19,528	71,818	16,511	59,058
Post-employment benefits	44	520	217	678
Other long-term benefits	—	547	358	629
Benefits from termination of employment contract	—	1,193	—	—
Share-based payment transactions	2,263	10,021	16,380	22,562

	21,835	84,099	33,466	82,927

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.5	Loans, borrowings and debentures

	Interest
Description	Index	Annual interest rate	September 30, 2019	December 31, 2018	Maturity	Objective
With guarantee
BNDES	URTJLP	8.20%	2,350,724	2,584,347	Dec-29	Expansion project
	Fixed	5.36%	886,921	1,055,281	Feb-25	Expansion project
	TJ462	8.75%	187,897	316,854	Oct-20	Investment
	Selic	7.30%	94,412	152,562	Oct-20	Investment
	Selic	7.47%	55,084	63,852	Jun-23	Investment
	TJLP	7.95%	89,068	107,731	Jun-23	Investment
	TJLP	5.95%	1,786	—	Jun-23	Investment
	Selic	13.65%	1,894	3,930	Sep-20	Expansion project
	Fixed	4.28%	2,645	2,261	Jan-24	Expansion project
	IPCA	11.45%	2,404	2,211	Nov-21	Expansion project
Export credit agreemenmt (ECA)	Euribor + 0.58%	0.58%	71,252	—	Sep-26	Investment
EIB	U.S.$	3.88%	65,625	89,003	Jun-20	Investment
	U.S.$	2.94%	30,699	54,508	Sep-20	Investment
	U.S.$ + LIBOR	3.10%	99,803	115,581	May-21	Investment
	U.S.$ + LIBOR	2.66%	92,163	130,402	Sep-21	Investment
FINEP	Fixed	5.00%	93,464	93,309	Nov-22	Investment

			4,125,841	4,771,832

Without guarantee
Foreign loans	GBP + Libor	4.37%	367,045	363,250	Dec-22	Aquisition
	GBP + Libor	2.30%	221,818	199,794	Nov-20	Aquisition
	126% of CDI	8.13%	—	514,817	Dec-23	Exportation
	CDI + 0.80%	6.24%	504,629	—	Dec-23	Exportation
	125% of CDI	8.06%	—	646,024	Dec-23	Exportation
Perpetual Notes	U.S.$	8.25%	2,108,444	1,961,819	Nov-40	Aquisition
Resolution 4131	U.S.$	4.79%	32,433	39,738	Oct-20	Working capital
	U.S.$ + Libor	3.28%	167,055	156,387	Feb-20	Working capital
	U.S.$	3.67%	330,355	292,172	May-23	Working capital
	U.S.$	4.34%	41,992	41,033	Dec-20	Working capital
	U.S.$	2.92%	224,825	209,987	Nov-22	Working capital
Senior Notes Due 2023	U.S.$	5.00%	451,959	409,590	Mar-23	Aquisition
Senior Notes Due 2027	U.S.$	7.00%	3,351,226	2,977,721	Jan-27	Aquisition
Senior Notes Due 2024	U.S.$	7.38%	3,413,079	3,061,566	Feb-24	Aquisition
Senior Notes Due 2024	U.S.$	5.95%	940,813	2,022,793	Sep-24	Aquisition
Senior Notes Due 2025	U.S.$	5.88%	2,246,648	1,997,394	Jan-25	Aquisition
Senior Notes Due 2029	Fixed	5.50%	3,129,364	—	Sep-29	Aquisition
Commercial banks	Fixed U.S.$	0.00%	—	15,499	Jun-20	Working capital
Working capital	120.25% of CDI	6.53%	32,566	30,828	Aug-20	Working capital
	124.60% of CDI	6.77%	15,126	—	Feb-20	Working capital
	125% of CDI	6.79%	5,117	5,018	Dec-19	Working capital
	122% of CDI	7.86%	—	15,402	Apr-20	Working capital
Bank overdrafts	125.5% of CDI	6.82%	8,783	—	Aug-20	Working capital
Prepayment	U.S.$+Libor	3.64%	4,196	11,706	Apr-20	Working capital
Debentures	IGPM + 6,10%	11.59%	239,842	228,010	May-28	Working capital
	IPCA + 5.57%	9.22%	103,909	203,613	Sep-20	Working capital
	IPCA + 7.14%	10.85%	331,521	305,894	Dec-20	Working capital
	IPCA + 7.48%	11.20%	298,760	275,014	Dec-22	Working capital
	IPCA + 7.36%	11.07%	98,398	90,656	Dec-25	Working capital
	IPCA + 5.87%	9.53%	873,137	767,638	Dec-23	Working capital
	IPCA + 4.33%	7.94%	440,742	414,583	Oct-24	Working capital
	IPCA + 4.68%	8.30%	552,177	—	Feb-26	Working capital
	IPCA + 4.50%	8.12%	642,150	—	Feb-29	Working capital
	106 % of CDI	5.73%	1,704,008	—	Feb-21	Aquisition
	128 % of CDI	8.26%	—	501,064	Dec-25	Working capital
	CDI + 0.90%	0.00%	—	43,471	Sep-19	Working capital

			22,882,117	17,802,481

Total			27,007,958	22,574,313

Current			3,378,585	2,115,305

Non-current			23,629,373	20,459,008

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

Non-current borrowings are scheduled to fall due as follows:

	September 30, 2019	December 31, 2018
13 to 24 months	2,100,591	2,113,502
25 to 36 months	1,097,499	1,310,790
37 to 48 months	1,751,347	1,201,227
49 to 60 months	5,717,000	2,429,146
61 to 72 months	3,069,050	5,783,465
73 to 84 months	343,965	2,332,961
85 to 96 months	3,689,565	475,964
Thereafter	5,860,356	4,811,953

	23,629,373	20,459,008

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	September 30, 2019	December 31, 2018
Reais (R$)	9,617,162	8,424,373
Dollar (U.S.$)	16,730,681	13,586,897
Pound (GBP)	588,863	563,043
Euro (€)	71,252	—

	27,007,958	22,574,313

At September 30, 2019, all dated debts denominated in U.S. Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 5.8).

Below are the movements that occurred for the period ended September 30, 2019:

At December 31, 2018	22,574,313
Raised	5,843,052
Amortization of principal on loans, borrowings and debentures	(3,558,946)
Payment of interest on loans, borrowings and debentures	(1,142,512)
Interest, exchange rate and fair value	3,292,051

At September 30, 2019	27,007,958

a)	Guarantees

Some financing agreements with the BNDES (Banco Nacional de Desenvolvimento Econômico e Social), of the subsidiaries Comgás and Rumo, are guaranteed by bank guarantee, or by real guarantees (assets) and escrow account. On September 30, 2019, the balance of bank guarantees contracted was R$650,797 and R$2,009,745 with an average cost of 0.98% p.a. and 1.16% p.a., respectively (R$1,195,048 and R$2,475,175 as of December 31, 2018).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

b)	Available credit line

As of September 30, 2019, the subsidiary Rumo had available credit lines from BNDES, which were not used, in the total amount of R$1,935,490 (R$2,108,824 on December 31, 2018).

As of September 30, 2019, the subsidiary Cosan S.A. had available credit lines from financial institutions AA, which were not used, in the total amount of R$501,000 (R$ 501,000 on December 31, 2018).

The use of these credit lines is subject to certain contractual conditions.

c)	Senior notes

On July 31, 2019, the Company issued senior notes due 2029 (“Notes 2029”) in the international market, totaling U.S.$ 750,000 thousand, maturing in September 2029 and yielding 5.50% interest per year, paid semiannually. The Company used part of the proceeds in August 2019 to make a partial prepayment in the international market of Senior Notes due 2024 (“Notes 2024”), in the total amount of U.S.$ 296,814 thousand, leaving the market of U.S.$ 203,186 thousand, the remaining funds will be used for general corporate purposes.

d)	Financial Covenants

Under the terms of the major borrowing facilities, the Company is required to comply with the following financial covenants:

Debt	Triggers	Ratios
3rd Issue debenture – Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.17
4rd Issue debenture – Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
	Short-term indebtedness / Total indebtedness can not exceed 0.6	0.17
5rd Issue debenture – Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
6rd Issue debenture – Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
6rd Issue debenture – Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
7rd Issue debenture – Comgás	Net onerous debt / EBITDA can not exceed 4.00	0.71
Senior Notes Due 2024 – Cosan Limited	Pro forma(i) / EBITDA not higher than or equal to 3.5	2.1
Senior Notes Due 2029 – Cosan Limited	Pro forma(i) / EBITDA not higher than or equal to 3.5	2.1
Senior Notes Due 2024 – Rumo	Net debt / EBITDA not higher than or equal to 4.0	2.2
Senior Notes Due 2025 – Rumo	Net debt / EBITDA not higher than or equal to 4.0	2.2
Senior Notes Due 2027 – Cosan	Net debt (i)|(ii) / EBITDA not higher than or equal to 3.5	1.8
BNDES – Rumo	Net Financial Debt / EBITDA not higher than or equal 4.0x in December 2018	2.06
BNDES – Rumo	EBITDA / Consolidated Financial Result not higher than or equal 1.40x in December 2018	2.68
2rd Issue debenture – Cosan	Net debt / EBITDA not higher than or equal to 4.5	1.8

(i)	Net debt and EBITDA pro forma, including joint ventures numbers.
(ii)	The effects of initial recognition of IFRS 16 are not part of triggers measures for financial covenants purposes.

For the other loans, borrowings and debentures of the Company there are no financial clauses.

As at September 30, 2019, the Company and its subsidiaries were in compliance with all debt financial covenants.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

e)	Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.9) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in note 21.

5.6	Leases

Leases liabilities as at September 30, 2019 and its related movements for the period ended are as follows:

	Finance	Operational	Total
At January 1, 2019	553,350	—	553,350
Initial recognition of IFRS 16	—	1,480,323	1,480,323
Additions (i)	—	2,775,952	2,775,952
Recognition of interest	65,714	308,792	374,506
Transfer of liabilities	—	(90,071)	(90,071)
Payment of principal	(104,962)	(253,972)	(358,934)
Payment of interest	(57,142)	(90,947)	(148,089)
Contracts monetary correction	—	38,073	38,073

At September 30, 2019	456,960	4,168,150	4,625,110
Current	100,341	448,277	548,618
Non-Current	356,619	3,719,873	4,076,492

	456,960	4,168,150	4,625,110

(i)	Refers mainly to the north-south railway agreement signed by subsidiary Rumo S.A. on July 31, 2019 (Note 10.3).

The lease agreements have varying expirations, with last due to expire in June 2043. The amounts are adjusted annually for inflation rates (as general market price index, or IGP-M, and Brazilian consumer price index, or IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options.

5.7	Trade payables

The carrying amounts of trade and other payables are the same as their fair values, due to their short-term nature.

	September 30, 2019	December 31, 2018
Natural gas suppliers	941,233	838,105
Materials and service suppliers	1,241,245	1,073,227
Other	15,395	12,588

	2,197,873	1,923,920

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.8	Derivative financial instruments

To protect the Company’s exposure to risk were are using observable data such as quoted prices in active markets, or discounted cash flow based on market curves, and the consolidated data are presented below:

	Notional		Fair value
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Exchange rate derivatives
Forward agreements	—	907,832	—	1,719
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,759,222	2,114,926	635,422	394,497
Swap agreements (exchange and interest rate)	10,973,396	11,896,908	3,640,661	2,126,927

	13,732,618	14,011,834	4,276,083	2,521,424
Total financial instruments			4,276,083	2,523,143

Assets			4,332,069	2,548,857

Liabilities			(55,986)	(25,714)

Derivatives are only used for economic hedging purposes and not as speculative investments.

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt (i)	Derivative (ii)	Total
At December 31, 2018	(8,464,516)	1,344,589	(7,119,927)
Interest amortization	232,392	11,675	244,067
Fair value	(546,775)	392,798	(153,977)

At September 30, 2019	(8,778,899)	1,749,062	(7,029,837)

(i)	Loans, borrowings and debentures (Note 5.5)
(ii)	Derivate financial instruments

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

5.9	Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.5) is based on their quoted market price are as follows:

	Company	September 30, 2019	December 31, 2018
Senior Notes 2023	Cosan S.A.	101.41%	96.86%
Senior Notes 2024	Rumo Luxembourg	105.77%	104.27%
Senior Notes 2024	Cosan Limited	104.90%	98.55%
Senior Notes 2029	Cosan Limited	102.77%	—
Senior Notes 2025	Rumo Luxembourg	108.00%	94.94%
Senior Notes 2027	Cosan S.A.	109.24%	101.15%
Perpetual Notes	Cosan S.A.	103.60%	101.21%

All of the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

				Assets and liabilities measured at fair value
		Carrying amount		September 30, 2019			December 31, 2018
	Note	September 30, 2019	December 31, 2018	Level 1	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	5.1	2,016,645	1,600,590	—	2,016,645	—	1,600,590	—
Marketable securities	5.2	2,353,433	4,202,835	—	2,353,433	—	4,202,835	—
Other financial assets (i)		473,203	—	327,442	—	145,761	—	—
Derivate financial instruments	5.8	4,332,069	2,548,857	—	4,332,069	—	2,548,857	—

Total		9,175,350	8,352,282	327,442	8,702,147	145,761	8,352,282	—

Liabilities
Loans, borrowings and debentures	5.5	(13,539,105)	(12,569,126)	—	(13,539,105)	—	(12,569,126)	—
Consideration payable (ii)		(77,400)	(64,969)	—	—	(77,400)	—	(64,969)
Derivative financial instruments	5.8	(55,986)	(25,714)	—	(55,986)	—	(25,714)	—

Total		(13,672,491)	(12,659,809)	—	(13,595,091)	(77,400)	(12,594,840)	(64,969)

(i)

Refers to the consideration receivable, which considers the achievement of Moove’s EBITDA target for 2018 and 2019. Since the 2018 EBITDA target has been met and Moove’s approved budget points to the 2019 EBITDA target. Therefore, the fair value as the entire consideration receivable, recognized in other financial assets in the amount of R$145,761.

(ii)

Refers to the obligations of the Moove subsidiary with ExxonMobil. The consideration payable considers the present value of the expected payments, discounted at a risk-adjusted rate. The expected payment is determined considering the most likely scenario of revenues and projected EBITDA, which in turn determine the cash generation capacity. Significant unobservable inputs are the forecast annual revenue growth rate, EBITDA margin forecast and the 13% risk-adjusted discount rate.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

6	Other current and non-current tax receivables

	September 30, 2019	December 31, 2018
COFINS—Revenue tax (i)	774,733	646,135
ICMS—State VAT	626,918	575,494
ICMS CIAP—State VAT	150,800	183,845
PIS—Revenue tax (i)	204,199	169,460
Credit installment	41,236	40,261
Other	41,894	32,496

	1,839,780	1,647,691
Current	976,062	796,199

Non-Current	863,718	851,492

(i)

Subsidiary Cosan S.A. recognized R$321,840 in other taxes recoverable (partially already compensated), with a corresponding entry of R$239,147 in other revenues and R$82,693 in financial income (Note 20). Of which: (i) R$194,176 (R$156,855 in other income and R$37,321 in financial income) arising from the Company’s obtained a final and unappealable decision exclusion of a tax on sales and services which applies to ICMS, from the calculation basis of PIS and COFINS on June 7, 2019 with regards to the period from 2003; and (ii) R$79,519 (R$40,238 in other revenues and R$39,281 in financial income) in the subsidiary CLE relating to Hydrated Alcohol (product subject to Ad Rem) from October, 2008 to March, 2011 which the rights belongs to Cosan’s subsidiary. In addition, the subsidiary Comgás recognized certain credits deriving from PIS and COFINS contributions in the amount of R$23,773 as “Other revenues.”

7	Inventories

	September 30, 2019	December 31, 2018
Finished goods	466,072	389,896
Raw material for construction process	46,805	45,397
Fuels and lubricants	6,055	6,224
Spare parts and accessories	224,075	224,005
Warehouse and others	63,245	50,768

	806,252	716,290

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

8	Investments in associates

8.1	Investments in subsidiaries and associates

Cosan’s subsidiaries are listed below:

	September 30, 2019	December 31, 2018
Directly owned subsidiaries
Cosan Logística S.A.	73.46%	72.50%
Cosan S.A.	60.23%	60.25%
Cosan Limited Partners Brasil Consultoria Ltda.	60.00%	60.00%
Sinlog Tecnologia em Logística S.A.	50.00%	0.00%
Interest of Cosan S.A. in its subsidiaries
Comgás (iii)	99.15%	80.12%
Cosan Lubes Investments Limited	70.00%	100.00%
Cosan Biomassa S.A. (i)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A. (i)	100.00%	100.00%
Payly Soluções de Pagamentos S.A. (ii)	75.00%	100.00%
Rumo S.A.	1.71%	1.71%
Cosan Logística S.A.	0.10%	0.10%
Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge	100.00%	100.00%
TTA	75.00%	75.00%
Cosan Lubrificantes S.R.L.	100.00%	100.00%
LubrigrupoII	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	September 30, 2019	December 31, 2018
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.47%
Logispot Armazéns Gerais S.A.	14.52%	14.52%
Elevações Portuárias S.A.	28.47%	28.47%
Rumo Luxembourg Sarl	28.47%	28.47%
Rumo Intermodal S.A.	28.47%	28.47%
Rumo Malha Oeste S.A.	28.47%	28.47%
Rumo Malha Paulista S.A.	28.47%	28.47%
Rumo Malha Sul S.A.	28.47%	28.47%
Rumo Malha Norte S.A.	28.40%	28.40%
Rumo Malha Central S.A.	28.47%	0.00%
Boswells S.A.	28.47%	28.47%
ALL Argentina S.A.	28.47%	28.47%
Paranaguá S.A.	28.47%	28.47%
ALL Armazéns Gerais Ltda.	28.47%	28.47%
Portofer Ltda.	28.47%	28.47%
Brado Logística e Participações S.A.	17.71%	17.71%
Brado Logística S.A.	17.71%	17.71%
ALL Mesopotâmica S.A.	20.09%	20.09%
ALL Central S.A.	20.94%	20.94%
Servicios de Inversión Logística Integrales S.A	28.47%	28.47%

(i)

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$239,291 as of September 30, 2019, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the Company.

(ii)	In the quarter under review, 25% of Payly’s share capital was sold, generating a capital increase of R$11,215, without loss of control.
(iii)

On July 1, 2019, the subsidiary Comgás, at the Extraordinary General Meeting (AGE), approved a capital reduction of R$1,500,000 with cash refund. The capital reduction will only take effect after the following conditions are met: (i) 60 days for the creditors to oppose the laws; and (ii) debenture holders consent.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

Set out below are the associates as at September 30, 2019 which are material to the Company:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	6,936,167	50.77%	5.00%
Novvi Limited Liability Company	1,350,721	159,210	11.79%	11.79%

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Increase/ reduction of capital	Other	At September 30, 2019	Interest in earnings (losses) of associates in September 30, 2018
Tellus Brasil Participações S.A.	101,109	2,495	—	—	(2,048)	—	—	101,556	2,568
Novvi Limited Liability Company	13,449	969	—	(136)	—	—	—	14,282	282
Janus Brasil Participações S.A.	93,821	3,173	—	—	(1,530)	26,045	—	121,509	4,500
Radar Propriedades Agrícolas S.A	59,584	485	—	81	—	—	—	60,150	932
Radar II Propriedades Agrícolas S.A	32,236	973	—	16	(199)	—	—	33,026	618
Usina Santa Luiza S.A.	29,209	(29,209)	—	—	—	—	—	—	(203)
Other	49,111	11,091	—	—	—	—	(6,965)	53,237	8,331

	378,519	(10,023)	—	(39)	(3,777)	26,045	(6,965)	383,760	17,028

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

8.2	Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Comgás	132,520,587	1,124,363	0.85%
Logispot	2,040,816	1,000,000	49.00%
Rumo	1,559,015,898	1,115,164,072	71.53%
Brado Participações	12,962,963	4,897,407	37.78%
Rumo Malha Norte	1,189,412,363	3,144,187	0.26%
Cosan Lubes Investment	34,963,764	10,489,129	30.00%
Cosan S.A.	398,904,353	156,000,696	39.11%
Cosan Logística S.A.	463,224,241	123,137,293	26.58%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	At January 1, 2019	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	New standards adopted by Company – Note 3.1	Other	At September 30, 2019	Interest in earnings (losses) of associates in September 30, 2018
Cosan S.A.	3,765,964	583,476	(382,708)	(61,243)	—	—	(1,789)	3,903,700	120,364
Cosan Logística S.A.	630,333	42,035	(21,565)	299	—	(37,374)	328	614,056	10,162
Comgás (i)	987,358	37,566	(972,988)	—	—	—	99	52,035	84,014
Cosan Lubes Investment (ii)	—	22,096	451,267	(9,212)	—	—	—	464,151	—
Rumo S.A.	5,929,151	413,547	—	2,760	—	(340,050)	5,221	6,010,629	98,928
Logispot Armazéns Agrícolas S.A.	34,656	12	—	—	—	—	—	34,668	(449)
Other	7,491	27,515	5,232	1,008	(4,193)	—	(7,852)	29,201	5,537

	11,354,953	1,126,247	(920,762)	(66,388)	(4,193)	(377,424)	(3,993)	11,108,440	318,556

Corporate transactions during the period ended September 30, 2019.

(i)

In the period ended June 30, 2019, the subsidiary Cosan S.A. concluded the public offerings (Voluntary Tender Offer) for the acquisition of outstanding preferred shares and common shares issued by Comgás. The Company disbursed R$2,066,105 and recognized goodwill on capital transactions of R$1,091,753, recorded in the Company’s shareholders’ equity. This transaction also generated a loss of R$1,093,117 for noncontrolling interest.

(ii)

As disclosed in Note 1, an investment agreement was entered into between CLI and CVC, in which an amount of R$562,000 was made through the issuance of new common shares representing approximately 30% of Moove’s capital stock. Of this total, Moove received R$434,000, in addition to an amount related to a fair value of approximately R$128,000 until 2021, once the targets agreed upon in the agreement were met, without any change in the ownership interest. The effect of the change of participation recognized by the Company was R$124,905, consisting of the loss of participation with the entry of a new investor in the amount of R$(268,495) and the capital contribution in its new proportion of participation, in the amount of R$393,400.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

9	Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%
Interest in earnings of joint ventures as at September 30, 2018	380,939	51,263	432,202
At January 1, 2019	3,104,613	4,973,294	8,077,907

Interest in earnings of joint ventures (i)	563,987	(53,559)	510,428
Other comprehensive (losses) income	37,522	(193,355)	(155,833)
Interest on capital	(63,500)	—	(63,500)
Dividends	(458,397)	(352,314)	(810,711)

At September 30, 2019	3,184,225	4,374,066	7,558,291

(i)

Includes amount of R$30,040, related to the effect of the adoption of IFRS 16 by the jointly-controlled subsidiaries, as described in Note 3.1, and, includes the amount of R$135,330 related to the recognition of ICMS in the calculation of the tax base of PIS and COFINS.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

At September 30, 2019, the Company was in compliance with the covenants of the agreements governing the Joint Ventures.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

10	Property, plant and equipment, intangible assets, goodwill and right-of-use assets

10.1	Property, plant and equipment

a)	Reconciliation of carrying amount

	Consolidated
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent railways	Construction in progress	Other	Total
Cost
At December 31, 2018	1,243,427	1,045,570	6,508,748	6,127,139	1,054,128	400,767	16,379,779
Transfers to right-of-use assets	(130,000)	(2,538)	(1,244,787)	—	—	—	(1,377,325)

At January 1, 2019	1,113,427	1,043,032	5,263,961	6,127,139	1,054,128	400,767	15,002,454
Additions	125	1,791	30,681	40	1,347,777	2,149	1,382,563
Disposals	(3,495)	(11,129)	(104,637)	—	(1,352)	(23,889)	(144,502)
Transfers	60,535	188,662	642,008	509,878	(1,173,710)	(1,339)	226,034
Effect of exchange rate fluctuations	1,873	10	—	—	1,315	(73)	3,125

At September 30, 2019	1,172,465	1,222,384	5,832,013	6,637,057	1,228,158	377,615	16,469,692

Depreciation
At December 31, 2018	(351,161)	(443,209)	(1,743,714)	(1,406,964)	(10,842)	(6,067)	(3,961,957)
Transfers to right-of-use assets	50,450	2,532	462,748	—	—	—	515,730

At January 1, 2019	(300,711)	(440,677)	(1,280,966)	(1,406,964)	(10,842)	(6,067)	(3,446,227)
Additions	(57,749)	(100,683)	(482,239)	(462,783)	—	(21,059)	(1,124,513)
Disposals	131	10,939	103,916	6	—	18,743	133,735
Transfers	6,503	(5,379)	(117,608)	(2,233)	2,335	10,283	(106,099)
Effect of exchange rate fluctuations	242	761	—	—	—	181	1,184

At September 30, 2019	(351,584)	(535,039)	(1,776,897)	(1,871,974)	(8,507)	2,081	(4,541,920)

At December 31, 2018	892,266	602,361	4,765,034	4,720,175	1,043,286	394,700	12,417,822

At September 30, 2019	820,881	687,345	4,055,116	4,765,083	1,219,651	379,696	11,927,772

(i)	On September 30, 2019 and December 31, 2018, wagons and locomotives in the amount of R$745,203 were placed on bail to guarantee bank loans (Note 5.5).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

10.2	Intangible assets and goodwill

	Consolidated
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total
Cost
At December 31, 2018	883,234	17,510,303	435,624	37,877	742,863	491,769	20,101,670
Additions	96	—	—	—	57,888	6,322	64,306
Disposals	—	(49,321)	—	—	(145)	(199)	(49,665)
Transfers	813	331,093	171	—	(704)	21,741	353,114
Effect of exchange rate fluctuations	12,050	—	—	6,751	(1,045)	(406)	17,350

At September 30, 2019	896,193	17,792,075	435,795	44,628	798,857	519,227	20,486,775

Amortization
At December 31, 2018	—	(2,383,823)	(224,356)	—	(314,619)	(206,337)	(3,129,135)
Additions	—	(376,510)	(8,822)	(9,201)	(74,239)	(31,367)	(500,139)
Disposals	—	26,577	—	—	106	66	26,749
Transfers	—	347	—	—	(3,626)	(511)	(3,790)
Effect of exchange rate fluctuations	—	—	—	—	797	(821)	(24)

At September 30, 2019	—	(2,733,409)	(233,178)	(9,201)	(391,581)	(238,970)	(3,606,339)

At December 31, 2018	883,234	15,126,480	211,268	37,877	428,244	285,432	16,972,535

At September 30, 2019	896,193	15,058,666	202,617	35,427	407,276	280,257	16,880,436

a)	Capitalization of borrowing costs

Capitalized borrowing costs for the period ended September 30, 2019, R$13,683 was capitalized at an average rate of 7.95% p.a. (R$7,002 and 8.05 % p.a. on September 30, 2018).

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

b)	Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization %	September 30, 2019	December 31, 2018
Comgás (i)	Concession term	8,030,275	8,007,412
Rumo (ii)	Concession term	7,028,391	7,119,068

		15,058,666	15,126,480
Operating license for port terminal (iii)	3.70%	202,617	211,268
Trademarks:
Comma	Undefined	35,427	37,877

		35,427	37,877
Customers relationship:
Comgás	20.00%	137,445	149,890
Moove	6.00%	269,831	278,354

		407,276	428,244
Other
Software license	20.00%	167,056	168,892
Other		113,201	116,540

		280,257	285,432
Total		15,984,243	16,089,301

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;

(ii)	Refers to the concession right agreement of Rumo Malha Norte S.A., which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo S.A., from the business combinations.

c)	Impairment testing of cash-generating units (“CGU”) goodwill

The Company annually tests recoverable amounts of goodwill arising from business combination operations. Property, plant and equipment and defined-intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

During the period ended September 30, 2019, no impairment indicators were identified that would require the review of the last test conducted at December 31, 2018.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

10.3	Right-of-use assets

As mentioned in the operating context, subsidiary Rumo S.A. has signed concession agreement through Rumo Malha Central S.A., which guarantees the right to operate the railway network for a period of 30 years from the date of signature on July 31, 2019. Adjusted in accordance with contractual parameters, the auction value was registered as a right of use of railway infrastructure in the amount of R$2,904,778. The lease liability in the amount of R$2,759,539 represents the present value of future installments, using the implied contract rate. The auction provided for cash payment of 5% of R$145,239. This transaction is the main addition of the year, as we can see in the movement tables:

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total
Cost:
Initial recognition of IFRS 16	109,255	8,888	41,884	66,931	13,085	792,615	1,032,658
Transfers from property, plant and equipment and other assets (i)	130,000	2,538	1,244,787	—	—	50,168	1,427,493

At January 1, 2019	239,255	11,426	1,286,671	66,931	13,085	842,783	2,460,151
Additions—moneraty correction	12,641	3,040	552	—	1,257	2,910,931	2,928,421
Contract remeasurement	(4,262)	(956)	—	—	—	—	(5,218)
Transfers	(25,138)	22,600	(249,744)	(1,219)	—	1,563	(251,938)
Currency translation adjustments	(334)	—	—	—	—	—	(334)

At September 30, 2019	222,162	36,110	1,037,479	65,712	14,342	3,755,277	5,131,082

Amortization:
Transfers from property, plant and equipment (i)	(50,450)	(2,532)	(462,748)	—	—	—	(515,730)
Impairment (ii)	—	—	—	—	—	(131,541)	(131,541)

At January 1, 2019	(50,450)	(2,532)	(462,748)	—	—	(131,541)	(647,271)

Additions	(12,738)	(5,360)	(6,709)	(5,962)	(4,793)	(74,860)	(110,422)
Transfers	(2,411)	2,532	115,791	1,219	2	—	117,133
Currency translation adjustments	54	—	—	—	—	—	54

At September 30, 2019	(65,545)	(5,360)	(353,666)	(4,743)	(4,791)	(206,401)	(640,506)

At January 1, 2019	188,805	8,894	823,923	66,931	13,085	711,242	1,812,880

At September 30, 2019	156,617	30,750	683,813	60,969	9,551	3,548,876	4,490,576

(i)

As at January 1, 2019, the Company transferred property, plant and equipment in the amount of R$861,595 (R$1,377,325 as cost and R$515,730 of cumulated depreciation) to the right-of-use assets, as result of initial recognition of IFRS 16. Transferred assets also consider amount of R$50,168 related to advances performed at the beginning of concession, previously presented as other assets.

(ii)

During year ended December 31, 2018, Malha Oeste, a Rumo subsidiary, recognized impairment on its long lived assets. As result of initial recognition of IFRS 16, Malha Oeste also recognized impairment on its related right-of-use assets.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

11	Concession payables

	September 30, 2019			December 31, 2018
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	—	36,032	36,032	60,761
Rumo Malha Paulista	—	19,545	19,545	45,892

	—	55,577	55,577	106,653
Court discussion
Rumo Malha Paulista	1,830,620	—	1,830,620	1,695,770
Rumo Malha Oeste	1,412,312	85,918	1,498,230	1,406,145

	3,242,932	85,918	3,328,850	3,101,915
Total	3,242,932	141,495	3,384,427	3,208,568

Current			9,392	28,797

Non-current			3,375,035	3,179,771

Judicial deposits at September 30, 2019 and December 31, 2018 concerning the above claims totaled:

	September 30, 2019	December 31, 2018
Rumo Malha Paulista	119,806	119,806
Rumo Malha Oeste	20,803	20,690

	140,609	140,496

The judicial deposits are recorded in the “regulatory” group, as described in Note 14.

12	Other taxes payable

	September 30, 2019	December 31, 2018
Tax amnesty and refinancing program—Refis	225,085	216,984
ICMS – State VAT	218,167	96,793
COFINS—Revenue tax	90,455	47,017
PIS—Revenue tax	21,260	7,654
ISS—Service tax	4,189	4,666
IOF—Financial tax	627	1,318
INSS—Social security	11,531	7,337
Other	31,786	18,417

	603,100	400,186

Current	447,616	245,587

Non-Current	155,484	154,599

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

13	Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses

	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Profit before taxes	1,531,405	2,807,162	392,586	696,940
Income tax and social contribution nominal rate (34%)	(520,678)	(954,434)	(133,139)	(237,960)
Adjustments to determine the effective rate		—
Interest in earnings of investees (non-taxable income)	52,096	168,557	29,063	152,738
Differences in tax rates on earnings / losses of overseas companies	10,252	(28,404)	2,288	1,689
Granted income tax incentive	65,882	137,985	11,287	—
Share-based payment transactions	19,025	18,472	(1,017)	(2,940)
Interest on shareholders’ equity	(6,443)	(21,233)	(8,160)	(21,590)
Non-deductible expenses (donations, gifts, etc.)	(697)	(8,383)	3,230	(1,416)
Tax losses not recorded (i)	(18,586)	(86,963)	(21,758)	(89,141)
Goodwill amortization effect	318	953	463	1,390
Tax effects of discounts granted —PERT	—	—	—	110
Other	11,336	47,290	14,076	9,719

Income tax and social contribution benefit (expense)—current and deferred	(387,495)	(726,160)	(103,667)	(186,401)

Effective rate—%	25.30	25.87	26.47	26.75

392,586
(133,139)

(i)

Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

b)	Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	September 30, 2019	December 31, 2018
Assets credit of:
Income tax loss carry forwards	2,204,804	2,190,068
Social contribution tax loss carry forwards	800,490	801,866
Temporary differences
Foreign exchange—Loans and borrowings	1,054,391	789,220
Legal proceedings provision	428,695	396,577
Impairment provision	213,667	241,083
Provisions for employee benefits	189,719	175,178
Allowance for doubtful accounts	26,745	30,327
Regulatory asset (liability)	55,306	59,597
Impairment of tax credit	78,373	74,900
Share-based payment transactions	8,396	5,246
Profit sharing	52,022	51,601
Interest on preferred shareholders payable in subsidiaries	101,658	155,562
Property, plant and equipment—useful life review	372,487	277,925
Temporary differences	232,218	208,104
Other	71,325	67,991

Total	5,890,296	5,525,245
(-) Deferred taxes assets not recognized	(2,300,467)	(2,104,742)
Liabilities credit of:
Temporary differences
Business combination—property, plant and equipment	34,291	63,574
Tax deductible goodwill	(390,249)	(389,679)
Lease	(45,754)	(228,055)
Concession contract	(6,345)	(6,745)
Unrealized gains on derivatives instruments	(1,080,507)	(664,841)
Fair value option in loans	196,387	57,298
Income on formation of joint ventures	(1,151,434)	(1,135,036)
Business combination—Intangible asset	(3,691,440)	(3,725,546)
Other	134,449	56,201

Total	(6,000,602)	(5,972,829)

Total of deferred taxes recorded	(2,410,773)	(2,552,326)

Deferred income tax—Assets	1,560,885	1,540,693

Deferred income tax—Liabilities	(3,971,658)	(4,093,019)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

c)	Changes in deferred income tax

At December 31, 2018	(2,552,326)
Recorded through profit and loss	83,141
Initial recognition of IFRS 16 (i)	41,709
Other	16,703

At June 30, 2019	(2,410,773)

(i)	Refers to deferred tax assets effects on impairment of right-use-assets of Rumo, as result of first time adoption of IFRS 16, disclosed in Note 3.1.

The Company expects to realize the full deferred tax on tax losses and social contribution.

14	Provision for legal proceedings

The Company had provision for legal proceedings and judicial deposits recorded in the financial position at September 30, 2019 and December 31, 2018 in respect of:

	Provision for legal proceedings		Judicial deposit
	September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018
Tax	590,759	534,131	492,066	460,484
Civil, environmental and regulatory	391,321	362,725	219,126	199,526
Labor	453,962	466,312	244,821	218,797

	1,436,042	1,363,168	956,013	878,807

Changes in provision for legal proceedings:

	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2018	534,131	362,725	466,312	1,363,168
Provisions	31,556	20,331	71,978	123,865
Settlement / Write-offs	(13,866)	(36,603)	(108,480)	(158,949)
Exchange rate	(82)	—	1	(81)
Monetary variation (i)	39,020	44,868	24,151	108,039

At September 30, 2019	590,759	391,321	453,962	1,436,042

(i)	Includes interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

a)	Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	September 30, 2019	December 31, 2018
Compensation with FINSOCIAL	291,870	286,929
INSS—Social security	96,396	80,134
State VAT—ICMS credit	96,941	72,941
PIS and COFINS	2,532	171
IPI—Excise tax credit—NT (i)	53,411	28,931
Federal income taxs	1,782	1,589
Other	47,827	63,436

	590,759	534,131

(i)

During the period ended September 30, 2019, the Company recorded provision for lawsuits IPI Seletividade, related to period from November 1992 to December 1995, judged by the Brazilian Federal Supreme Court (“STF”), using the General Repercussion method (RE n ° 592,145, item 080), in the amount of R$53,109, with unfavorable scenario for the Company.

Civil, regulatory, environmental and other claims: Company and its subsidiaries are parties to a number of civil legal claims related to (i) indemnity for material and moral damages; (ii) termination of different kinds of agreements (iii) public civil claims related to sugarcane stubble burning; and (iv) compliance with terms of conduct adjustment, among other issues.

Labor claims: Cosan and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event, we fail to comply with such consent orders, we could be subject to fines.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

b)	Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	September 30, 2019	December 31, 2018
Civil	3,427,395	3,258,113
Labor	969,687	990,913
Regulatory	898,140	699,301
Environmental	681,127	460,911

	5,976,349	5,409,238

	September 30, 2019	December 31, 2018
ICMS—State VAT (iv)	2,859,618	2,684,248
Federal income taxes	3,465,109	3,372,743
IRRF—Withholding tax	946,658	982,134
PIS and COFINS—Revenue taxes (v)	1,586,476	1,408,519
INSS—Social security and other	220,206	260,712
Goodwill Rumo	542,680	529,788
IPI—Excise tax credit—NT (ii)	449,761	490,500
Penalties related to tax positions (i)	475,322	449,039
MP 470—Tax installments	226,406	297,902
Foreign financial operation (iii)	28,505	290,220
Compensation with IPI—IN 67/98	136,373	134,642
Stock option	69,607	67,991
Financial transactions tax on loan	51,659	52,585
Social security contributions	—	4,121
Compensation credit award	42,925	43,121
Other	695,353	417,598

	11,796,658	11,485,863

(i)	The addition refers to a supplement to the isolated fine imposed due to the non-approval of the claims claimed.
(ii)

The reduction in IPI amounts, classified as possible losses, during the period ended September 30, 2019, is related to the decision to provide the lawsuits over the same period, as described above in section “a)—Probable losses—Tax “.

(iii)	Reversal of definitive successes in administrative proceedings.
(iv)	The addition mainly refers to new assessments for alleged misuse of ICMS credit on invoices for the provision of rail freight services for export at the subsidiary Cosan Logística.
(v)

The additions refer mainly to the reevaluation of lawsuits related to assessments for alleged non-taxation by PIS and COFINS of traffic revenues and right of way billed at the subsidiary Cosan Logística.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

15	Shareholders’ equity

a)	Share capital

At September 30, 2019, Cosan Limited’s share capital is composed of the following:

Shareholders—Common shares	Class A common shares	%	Class B common shares	%
Controlling group	19,514,418	13.73%	96,332,044	100.00%
Renaissance Technologies LLC	1,549,696	1.09%	—	—
M&G Investment Management Limited	3,222,113	2.27%	—	—
Eastspring Investments (Singapore) Limited	3,805,730	2.68%	—	—
Free Float	97,385,302	68.53%	—	—

Total shares outstanding	125,477,259	88.29%	96,332,044	100.00%

Treasury shares	16,638,275	11.71%	—	—
Total	142,115,534	100.00%	96,332,044	100.00%

b)	Treasury shares

The Company holds 16,638,275 Class A treasury shares as of September 30, 2019 (26,011,673 as of December 31, 2018) with a market value of US $ 14.90 per share as of September 30, 2019 (US $ 8;80 per share as of December 31, 2018). This reduction refers to the following movement:

a)	Cancellation of 32,239,807 shares;

b)	Public offering for the repurchase of shares, totaling 24,472,940 shares in the amount of R$1,127,673;

c)	Exercise of share-based compensation plans totaling 1,606,531.

c)	Other comprehensive (loss) income

	December 31, 2018	Comprehensive (loss) income	September 30, 2019
Foreign currency translation effects	(533,917)	(48,548)	(582,465)
Loss on cash flow hedge in joint ventures	21,493	(250,277)	(228,784)
Actuarial loss on defined benefit plan	(99,246)	(2)	(99,248)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	1,085	103	1,188

Total	(595,585)	(298,724)	(894,309)

Attributable to:
Owners of the Company	(587,173)	(232,336)	(819,509)
Non-controlling interests	(8,412)	(66,388)	(74,800)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

	December 31, 2017	Comprehensive (loss) income	September 30, 2018
Foreign currency translation effects	(372,343)	(275,943)	(648,286)
Gain on cash flow hedge in joint ventures	14,610	(112,937)	(98,327)
Actuarial loss on defined benefit plan	(44,937)	(1,042)	(45,979)
Financial instruments with subsidiaries	15,000	—	15,000
Change in fair values of financial assets	841	95	936

Total	(386,829)	(389,827)	(776,656)

Attributable to:
Owners of the Company	(394,212)	(321,707)	(715,919)
Non-controlling interests	7,383	(68,120)	(60,737)

16	Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	July 1, 2019 to September 30, 2019		January 1, 2019 to September 30, 2019		July 1, 2018 to September 30, 2018		January 1, 2018 to September 30, 2018
Profit attributable from continued operation to ordinary equity holders for basic earnings		560,786		959,403		62,997		191,983
Effect of dilution:
Dilutive effect of subsidiary’s stock option plan		(2,373)		(3,374)		(295)		(675)
Dilutive effect of put option		—		—		—		—

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		558,413		956,029		62,702		191,308
Basic number of shares outstanding – In thousands of shares		230,934		230,692		244,676		243,859
Effect of dilution:
Dilutive effect of stock option plan		8,062		8,791		9,451		10,267

Diluted number of shares outstanding – In thousands of shares		238,996		239,483		254,127		254,126
Basic earnings (loss) per share from:	R$	2.4283	R$	4.1588	R$	0.2575	R$	0.7873

	R$	2.4283	R$	4.1588	R$	0.2575	R$	0.7873
Diluted earnings (loss) per share from:	R$	2.3365	R$	3.9921	R$	0.2467	R$	0.7528

	R$	2.3365	R$	3.9921	R$	0.2467	R$	0.7528

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

The non-controlling interests of the indirect subsidiary Brado Logística S.A. (“Brado”) have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of Rumo. The exchange ratio shall take into account the economic value for both Brado and Rumo shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

17	Net sales

The following is an analysis of the Company’s revenue for the period from continuing operations:

	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Gross revenue from sales of products and services	6,589,598	17,884,801	5,576,195	14,536,331
Construction revenue	199,730	541,780	106,781	292,451
Indirect taxes and deductions	(1,058,140)	(2,902,322)	(904,559)	(2,432,446)

Net sales	5,731,188	15,524,259	4,778,417	12,396,336

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
At a point in time
Gas distribution	2,367,023	6,398,122	1,684,695	4,582,588
Lubricants and basic oil	1,083,452	3,106,661	779,535	2,538,685
Other	19,094	44,796	301,251	50,461

	3,469,569	9,549,579	2,765,481	7,171,734
Over time				—
Transportation	1,575,279	4,798,439	1,612,970	4,280,105
Port elevation	78,535	219,061	94,727	228,206
Construction revenue	199,730	541,780	106,781	292,451
Other services	422,786	438,697	176,423	454,106

	2,276,330	5,997,977	1,990,901	5,254,868
Elimination	(14,711)	(23,297)	22,035	(30,266)

Total of net sales	5,731,188	15,524,259	4,778,417	12,396,336

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

18	Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Raw materials and consumables used (i)	(2,149,588)	(6,143,710)	(1,883,558)	(4,680,160)
Construction cost	(199,730)	(541,780)	(106,781)	(292,451)
Expenses with third-party services	(174,432)	(456,402)	(146,338)	(427,414)
Employee benefit expense	(428,120)	(1,189,024)	(367,883)	(1,023,917)
Transportation expenses	(688,844)	(1,921,027)	(687,376)	(1,787,779)
Leases and concessions expenses	—	—	(54,088)	(160,852)
Leases expenses	(12,387)	(37,239)	(3,273)	(10,653)
Depreciation and amortization	(569,081)	(1,687,202)	(488,972)	(1,460,062)
Other	(179,298)	(444,877)	(165,671)	(428,935)

	(4,401,480)	(12,421,261)	(3,903,940)	(10,272,223)
Cost of sales	(3,764,806)	(10,711,479)	(3,406,199)	(8,832,176)
Selling expenses	(300,649)	(832,575)	(255,186)	(747,787)
General and administrative expenses	(336,025)	(877,207)	(242,555)	(692,260)

	(4,401,480)	(12,421,261)	(3,903,940)	(10,272,223)

(i)	The increase in raw material costs during the period ended September 30, 2019, refers to the increase in unit gas cost of Comgás segment operations added to the increase in Moove segment operations.

19	Other income (expenses), net

	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Gain on compensation claims	400,000	400,000	—	—
Revenue from sale of scrap	16,066	30,564	11,002	36,327
Tax Extemporary credits	197,990	261,314	62	2,237
Gain on litigation indemnification	—	50,284	—	—
Gain (Loss) from port operations	2,192	4,668	1,673	3,933
Loss on disposal of non-current assets and intangibles	(10,633)	(17,844)	(2,276)	(3,170)
Net effect of legal proceedings, recoverable and tax installments	(23,413)	(88,187)	(30,953)	(88,408)
Other	(45,508)	(105,789)	(24,214)	(39,145)

	536,694	535,010	(44,706)	(88,226)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

20	Finance results, net

Details of finance income and costs are as follows:

	July 1, 2019 to September 30, 2019	January 1, 2019 to September 30, 2019	July 1, 2018 to September 30, 2018	January 1, 2018 to September 30, 2018
Cost of gross debt
Interest on debt	(397,903)	(1,180,133)	(394,151)	(1,240,954)
Monetary and exchange rate variation	(873,648)	(776,166)	(400,302)	(1,806,720)
Derivatives and fair value measurement	1,021,305	1,087,259	387,076	1,609,017
Amortization of borrowing costs	(21,163)	(45,009)	(12,105)	(47,950)
Finance and warranties on debt	(16,452)	(57,578)	(23,296)	(91,749)

	(287,861)	(971,627)	(442,778)	(1,578,356)
Income from financial investment and exchange rate in cash and cash equivalents	106,656	290,652	108,373	336,658

Cost of debt, net	(181,205)	(680,975)	(334,405)	(1,241,698)
Other charges and monetary variations
Interest on other receivables	67,826	169,332	22,150	85,751
Interest on other liabilities	(39,674)	(121,951)	(55,525)	(151,054)
Monetary variation on leases and concessions agreements	(49,051)	(147,442)	(48,016)	(140,583)
Monetary variation on leases	(102,849)	(240,376)	(16,694)	(89,189)
Advances on real state credits	—	—	(2,740)	(9,228)
Interest on shareholders’ equity	(833)	(1,758)	(1,210)	(933)
Interest on contingencies and contracts	(23,513)	(104,417)	(55,281)	(104,925)
Bank charges and other	(93,537)	(142,516)	(26,042)	(73,198)
Exchange variation	(65,387)	(56,500)	(5,901)	(63,120)

	(307,018)	(645,628)	(189,259)	(546,479)

Finance results, net	(488,223)	(1,326,603)	(523,664)	(1,788,177)

Reconciliation
Finance expense	(842,444)	(2,772,617)	(925,992)	(1,938,293)
Finance income	212,017	530,887	179,977	527,068
Foreign exchange (losses) gain, net	(939,035)	(831,922)	(408,650)	(1,876,386)
Derivatives	1,081,239	1,747,049	631,001	1,499,434

Finance results, net	(488,223)	(1,326,603)	(523,664)	(1,788,177)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

21	Financial risk management

a)	Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i.	Foreign exchange risk

As at September 30, 2019 and December 31, 2018, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar (US$) and Euro (E$):

	September 30, 2019	December 31, 2018
Cash and cash equivalents	460,873	1,285,156
Trade receivables	17,619	51,734
Trade payables	(106,504)	(245,885)
Loans, borrowings and debentures	(16,801,980)	(13,480,808)
Leases	(70,893)	—
Contingent consideration payable	(77,400)	(64,969)
Derivative financial instruments (notional)	12,582,781	11,064,567

Foreign exchange exposure, net	(3,995,504)	(1,390,205)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the Real to U.S. Dollar and Euro (E$) at September 30, 2019 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar and Euro (E$) exchange rates used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	U.S.$ fluctuation	(21,514)	109,840	219,679	(109,840)	(219,679)
Trade receivables	U.S.$ fluctuation	(827)	4,215	8,430	(4,215)	(8,430)
Trade payables	U.S.$ fluctuation	4,971	(25,383)	(50,766)	25,383	50,766
Exchange rate derivatives	U.S.$ fluctuation	(566,038)	3,130,397	6,259,892	(3,128,592)	(6,258,087)
Loans, borrowings and debentures	U.S.$ fluctuation	592,527	(3,034,859)	(6,069,716)	3,034,859	6,069,716
Leases	U.S.$ fluctuation	3,309	(16,896)	(33,792)	16,896	33,792
Contingent consideration payable	U.S.$ fluctuation	3,614	(18,447)	(36,894)	18,447	36,894

Impacts on profit or loss		16,042	148,867	296,833	(147,062)	(295,028)

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$) and (R$/Euro)
		Scenario
	September 30, 2019	Probable	25%	50%	-25%	-50%
U.S.$	4.1644	3.9700	4.9625	5.9550	2.9775	1.9850
Euro	4.5425	4.4464	5.5580	6.6696	3.3348	2.2232

ii.	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	September 30, 2019
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	221,208	55,303	110,604	(55,303)	(110,604)
Marketable securities	115,318	28,830	57,660	(28,830)	(57,660)
Consideration asset	4,496	318	381	(191)	(127)
Restricted cash	7,615	1,904	3,808	(1,904)	(3,808)
Leases	(12,734)	(2,802)	(5,604)	2,802	5,604
Derivative financial instruments	19,793	(1,032,730)	(1,962,003)	1,058,775	2,146,737
Loans, borrowings and debentures	(999,999)	(99,827)	(199,652)	99,827	199,652

Impacts on profit or loss	(644,303)	(1,049,004)	(1,994,806)	1,075,176	2,179,794

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

The probable scenario considers the estimated interest rate, made by a specialized third part and Central Bank of Brazil (Banco Central do Brasil), or BACEN, as follows:

	Probable	25%	50%	-25%	-50%
SELIC	4.90%	6.13%	7.35%	3.68%	2.45%
CDI	4.90%	6.13%	7.35%	3.68%	2.45%
TJLP462 (TJLP + 1% p.a.)	6.20%	7.50%	8.80%	4.90%	3.60%
TJLP	5.20%	6.50%	7.80%	3.90%	2.60%
IGPM	3.79%	4.74%	5.69%	2.84%	1.90%
IPCA	3.85%	4.81%	5.78%	2.89%	1.93%
Fed Funds	1.40%	1.75%	2.10%	1.05%	0.70%
Libor	1.38%	1.73%	2.07%	1.04%	0.69%

b)	Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	September 30, 2019	December 31, 2018
Cash and cash equivalents	6,413,071	3,621,798
Trade receivables	2,353,433	1,588,192
Marketable securities	2,054,538	4,202,835
Derivative financial instruments	4,332,069	2,548,857
Receivables from related parties	250,226	135,070
Dividends receivable	34,339	27,320
Restricted cash	155,417	115,124

	15,593,093	12,239,196

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	September 30, 2019	December 31, 2018
AAA	10,356,476	8,911,418
AA	2,897,514	1,577,196

	13,253,990	10,488,614

c)	Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	September 30, 2019					December 31, 2018
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(4,019,466)	(3,400,277)	(16,147,585)	(18,962,465)	(42,529,793)	(31,569,411)
Trade payables	(2,197,764)	—	—	—	(2,197,764)	(1,923,920)
Other financial liabilities	(445,612)	—	—	—	(445,612)	(455,702)
Tax installments—REFIS	(10,417)	(8,464)	(22,005)	(172,559)	(213,445)	(232,358)
Leases	(609,445)	(560,821)	(1,524,895)	(5,046,677)	(7,741,838)	(837,662)
Derivative financial instruments	(376,258)	570,601	1,577,912	2,377,346	4,149,601	3,453,882
Payables to related parties	(7,606)	—	—	—	(7,606)	(355,971)
Dividends payable	(9,392)	—	—	—	(9,392)	(187,415)

	(7,675,960)	(3,398,961)	(16,116,573)	(21,804,355)	(48,995,849)	(32,108,557)

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

22	Post-employment benefits

	September 30, 2019	December 31, 2018
Futura	81,253	75,298
Futura II	304	252
Comgás	516,533	504,320

	598,090	579,870

During the period ended September 30, 2019, the amount of sponsor contributions to the plans was R$26,989 (R$23,645 on September 30, 2018).

23	Share-based payment

On May 21, 2019, the Board of Directors approved the replacement of the 5,029,000 stock option plans to the stock-based compensation plan, whose participants may opt for voluntary membership. In the event of all participants made the Option Plan, 2,396,110 shares of subsidiary Cosan S.A. will be granted in replacement of the currently existing options and the fair value remeasured. In the modification, an incremental cost of R$52,897 was calculated, of which R$29,294 was immediately recognized in income and R$23,603 will be recognized over the vesting of each program.

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

The detail of plans, including the quantity of granted shares and expected life in years is as follow:

1.	Stock option programs

Type of award / Grant date (i)	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Replaced	Available
Stock option programs
August 18, 2011 – (A)	Cosan S.A.	1 to 7	4,825,000	(4,825,000)	—	—
August 18, 2011 – (B)	Cosan S.A.	1 to 12	5,000,000	(2,500,000)	(2,500,000)	—
December 12, 2012 – (C)	Cosan S.A.	1 to 7	700,000	(560,000)	(140,000)	—
April 24, 2013	Cosan S.A.	5 to 7	970,000	(120,000)	(850,000)	—
April 25, 2014	Cosan S.A.	5 to 7	960,000	(80,000)	(880,000)	—
August 31, 2015	Cosan S.A.	5 to 7	759,000	(100,000)	(659,000)	—

			13,214,000	(8,185,000)	(5,029,000)	—

(i)

The 5,029,000 options originally granted under the Stock Option Plan granted were replaced by 2,396,110 shares of the Share Based Compensation Program granted on July 1, 2019, which will be delivered considering the same vesting date of which original program.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

2.	Stock-Grant programs

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Available
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000	(71,700)	202,300
July 31, 2017	Cosan S.A.	5	298,107	(78,948)	219,159
July 31, 2018	Cosan S.A.	5	210,602	—	210,602
July 31, 2019	Cosan S.A.	5	31,031	—	31,031

Subtotal Cosan S.A.			813,740	(150,648)	663,092
April 20, 2017	Comgás	5	61,300	(4,725)	56,575
August 12, 2017	Comgás	5	97,780	(6,000)	91,780
August 1, 2018	Comgás	5	96,787	—	96,787
July 31, 2019	Comgás	5	83,683	—	83,683

Subtotal Comgás			339,550	(10,725)	328,825
October 1, 2015	Rumo S.A	5	1,485,900	(214,000)	1,271,900
January 2, 2017	Rumo S.A	5	1,476,000	(185,700)	1,290,300
September 1, 2017	Rumo S.A	5	870,900	(118,150)	752,750
August 1, 2018	Rumo S.A	5	1,149,544	(71,099)	1,078,445
August 15, 2019	Rumo S.A	5	843,152	—	843,152

Subtotal Rumo S.A.			5,825,496	(588,949)	5,236,547
August 18, 2017 (ii)	Cosan Limited	5	3,530,163	(3,530,163)	—

Subtotal Cosan Limited			3,530,163	(3,530,163)	—
Stock grant – Replacement
August 18, 2011 – (B) (i)	Cosan S.A.	1 a 12	1,501,626	(1,050,752)	450,874
December 12, 2012 – (C)	Cosan S.A.	1 a 7	24,647	(24,647)	—
April 24, 2013	Cosan S.A.	5 a 7	122,123	(83,807)	38,316
April 25, 2014	Cosan S.A.	5 a 7	283,808	(194,208)	89,600
August 31, 2015	Cosan S.A.	5 a 7	463,906	(157,242)	306,664

Subtotal Cosan S.A.			2,396,110	(1,510,656)	885,454
August 18, 2011 – (B)	Cosan Logística	1 a 12	162,464	(79,448)	83,016
December 12, 2012 – (C)	Cosan Logística	1 a 7	277	(277)	—
April 24, 2013	Cosan Logística	5 a 7	1,926	(1,059)	867
April 25, 2014	Cosan Logística	5 a 7	23,682	(12,966)	10,716

Subtotal Cosan Logística S.A.			188,349	(93,750)	94,599
Cash-settled transactions
September 21, 2017	Cosan Limited	5	255,000	—	255,000

Subtotal Cosan Limited			255,000	—	255,000

Total			26,562,408	(14,069,891)	2,434,517

(i)	In the quarter 661,620 shares were settle by Cash in the amount of R$45,961 and 389,132 shares were delivered by the subsidiary Cosan S.A. to their executives.
(ii)	In the quarter 650,000 shares were granted to a new member who exercised 130,000 shares. In addition, 1,476,531 were exercised by the members totaling 1,606,531 shares exercised.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

a)	Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock option programs	Stock grant programs	Total	Weighted- average exercise price
At December 31, 2018	6,121,500	5,695,601	11,817,101	33.77
Granted	—	2,434,397	2,434,397	—
Vested	(18,261)	(3,184,385)	(3,202,646)	—
Transfer	(2.584.459)	2.584.459	—
Cancelled	(3,518,780)	(66,555)	(3,585,335)	—

At June 30, 2019	—	7.463.517	7,463,517	—

b)	Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended September 30, 2019 and 2018 was as follows:

	Stock option programs	Stock grant programs	Total
Period ended September 30, 2018	3,109	38,313	41,422

Period ended September 30, 2019 (i)	1,627	74,762	76,389

(i)	Included R$29,294 of incremental cost from replacement discussed in note 23.1.i.

24	Subsequent events

24.1	Comgás debentures

On October 8, 2019, the Board of Directors’ Meeting approved the public offering of the 8th (eighth) issue of simple, non-convertible, unsecured debentures, in a single series, for public distribution with restricted efforts distribution, of 2,000 (two thousand) registered and book-entry debentures, with a unit face value of R$1,000,000 at the date of issue, totaling R$2,000,000, in accordance with the procedures of CVM Instruction 476. Such issuance was settled on October 25, 2019, when the financial resources were made available to Comgás.

24.2	Cosan Logística S.A. debentures

The subsidiary Cosan Logística has made the 13th issue of debentures in the amount of R$1,129,136 that is not convertible into shares, of unsecured type. The amount will be transferred to its subsidiaries Rumo Malha Sul and Rumo Malha Central in the following proportion: (i) R$203,000 to Rumo Malha Sul; and (ii) R$926,136 to Rumo Malha Central.

Cosan Limited

Notes to the interim consolidated financial statements

(In thousands of Brazilian Reais – R$)

24.3	Creation of Join Venture by jointly-controlled subsidiary Raízen Combustíveis S.A.

On November 1, 2019, the Administrative Council for Economic Defense approved the transaction to form a Joint Venture, called the Integrated Convenience and Proximity Network SA, between the jointly-owned subsidiary Raízen Combustíveis S.A. and Femsa Comércio S.A. and C.V. with the acquisition of 50% of the Joint Venture by Femsa for Entreprise Value, equivalent to the acquired stake of R$561 million.

24.4	Settlement Assignment of receivables

On October 29, 2019, the subsidiary Cosan received R$400,000 related to the settlement of the gain on compensation claims arising from an indemnity action against the Federal Government (Note 19).

25	New standards and interpretations not yet effective

The following new standards, interpretations and amendments were issued by the IASB, but are not effective for annual periods beginning after January 1, 2019. Although early adoption is permitted, the Company did not adopt them in advance in the preparation of these interim consolidated financial statements.

25.1	IFRS 17 Insurance Contracts

This standard introduces a new model for accounting for insurance contracts. IFRS 17 is effective for reporting periods beginning on or after January 1, 2022, with comparative figures required. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

No other new accounting standards issued or in force during the fiscal year had or should have a material impact on these interim consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer